UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☑ Form C: Offering Statement
☐ Form C-U: Progress Update
☐ Form C/A: Amendment to Offering Statement
    ☐ Check box if Amendment is material and investors must reconfirm within five business days.
☐ Form C-AR: Annual Report
☐ Form C-AR/A: Amendment to Annual Report
☐ Form C-TR: Termination of Reporting

Name of issuer
Cypher Group Holdings, Inc.

Legal status of issuer

    Form
    Corporation

    Jurisdiction of Incorporation/Organization
    Delaware

    Date of organization
    April 17, 2015

Physical address of issuer
610 York Road, Suite 210, Jenkintown, PA 19046

Website of issuer
www.cyphertax.com

Address of counsel to the issuer for copies of notices
BEVILACQUA PLLC
1050 Connecticut Avenue, NW
Suite 500
Washington, DC 20036
Attention: Louis A. Bevilacqua, Esq.

Name of intermediary through which the Offering will be conducted
EquiFund Crowd Funding Portal Inc. ("EquiFund" or, the "Intermediary")

CIK number of intermediary
0001705665

SEC file number of intermediary
007-00115

CRD number, if applicable, of intermediary
288900

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the Offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the Offering, including the amount of referral and any other fees associated with the Offering

The Intermediary will receive a commission equal to seven percent (7%) of the amount raised in the offering.

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest

The Intermediary will receive a number of shares of common stock of the issuer that is equal to seven percent (7%) of the total number of shares of common stock sold by the issuer in the offering.

Type of security offered
Common Stock

Target number of Securities to be offered
54,054 shares of common stock

Price (or method for determining price)
$0.37 per share

Target offering amount
$ 19,999.98

Oversubscriptions accepted:
☑ Yes
☐ No

Oversubscriptions will be allocated:
☐ Pro-rata basis
☐ First-come, first-served basis
☑ Other; At the Company's discretion

Maximum offering amount (if different from target offering amount)
$4,999,999.81

Deadline to reach the target-offering amount
September 8, 2024

NOTE: If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no Securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned. Affiliates of our company, including officers, directors and existing stockholders of our company, may invest in this offering and their funds will be counted toward us achieving the target amount.

Current number of employees
2 full time employees and 7 part time contractors

Summary financial information is provided below for calendar year ended on December 31, 2022 (most recent fiscal year end) and for calendar year ended on December 31, 2021 (prior fiscal year end).

	Most recent fiscal year-end (December 31, 2022)	Prior fiscal year-end (December 31, 2021)
Total Assets	$ 9,905.00	$ 3,446.00
Cash & Cash Equivalents	$ 9,905.00	$ 3,446.00
Accounts Receivable	$0	$0
Short-term Debt	$21,837	$21,837
Long-term Debt	$676,128.00	$676,128.00
Revenues/Sales	$ 478,299.00	$ 254,406.00
Cost of Goods Sold	$ 383,256.00	$ 234,655.00
Taxes Paid	$ 0.00	$ 0.00
Net Income/Loss	$ 6,459.00	$ 20,702.00

The jurisdictions in which the issuer intends to offer the Securities:
Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District Of Columbia, Florida, Georgia, Guam, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virgin Islands, U.S., Virginia, Washington, West Virginia, Wisconsin, Wyoming, American Samoa, and Northern Mariana Islands

OFFERING STATEMENT

Cypher Group Holdings, Inc.



**Offering of a
Minimum of 54,054 Shares of Common Stock ($19,999.98)
up to a
Maximum of 13,513,513 Shares of Common Stock ($4,999,999.81)**

Address for Notices and Inquiries:

Cypher Group Holdings, Inc.

**Scott Taitleman
Chief Executive Officer**
610 York Road Suite 210
Jenkintown, PA 19046
877.297.4376
www.cyphertax.com

With a Copy of Notices to:

Bevilacqua PLLC

Louis A. Bevilacqua, Esq.
1050 Connecticut Ave., NW, Suite 500
Washington, DC 20036
202.869.0888
lou@bevilacquapllc.com

OFFERING STATEMENT

CYPHER GROUP HOLDINGS, INC.

Offering of a
Minimum of 54,054 Shares of Common Stock ($19,999.98)
up to a
Maximum of 13,513,513 Shares of Common Stock ($4,999,999.81)

	Offering Price	Crowdfunding Platform Commissions [1]	Proceeds to Company [2]
Per Share of Common Stock	$0.37	$0.0259	$0.3441
Minimum Shares of Common Stock Sold	$19,999.98	$1,399.99	$18,599.99
Maximum Shares of Common Stock Sold	$4,999,999.81	$349,999.98	$4,649,999.83

We are offering shares of our common stock at a price per share of $0.37. We are offering a minimum of 54,054 shares for $19,999.98 and up to a maximum of 13,513,513 shares for $4,999,999.81. The minimum investment that you may make is $499.50. We are offering the shares of our common stock to prospective investors through the crowdfunding platform available at http://www.equifund.com/ and each subdomain thereof, which we refer to as the Platform. The Intermediary, who operates the Platform, is registered with the Securities and Exchange Commission, which we refer to as the SEC, as a funding portal and is a funding portal member of the Financial Industry Regulatory Authority, which we refer to as FINRA. We are required to pay a commission to the Intermediary equal to 7% of gross monies raised in the offering and to issue to the Intermediary a number of shares of our Common Stock equal to 7% of the total shares of Common Stock sold in the offering.

[1] In addition to the commission payable to the Intermediary, we will incur offering costs. The offering costs primarily consist of legal and accounting expenses payable to our counsel and accounting firm. We expect that the offering costs will total approximately $45,000 not including marketing costs. We are also required to issue to the Intermediary as additional consideration a number of shares of our common stock equal to 7% of the shares sold in the offering.

[2] No assurance can be given that all or any portion of the securities offered hereby will be sold. Your funds will be held in an escrow account established by the Intermediary with Enterprise Bank, who we refer to as the escrow agent, in compliance with applicable securities laws, until the minimum offering amount is reached. The subscription amount for the shares may be paid to the escrow account by wire transfer or other electronic funds transfer in accordance with the instructions provided on the Platform and will be held in escrow until satisfaction of all the conditions to the closing. The closing of this offering is subject to, among other things, subscriptions for the $19,999.98 minimum amount being received in the escrow account from qualified investors, which qualified investors may include executive officers and directors of our company and their affiliates. This offering may be closed at any time after the minimum number of shares of common stock is sold, in one or more closings, and on or before September 8, 2024.

If we do not raise the minimum amount offered by September 8, 2024, then we will return all funds received in the escrow account to investors without interest.

The date of this offering statement is September 8, 2023

TABLE OF CONTENTS

LIST OF EXHIBITS

Exhibit A   Audited Financial Statements
Exhibit B   Subscription Agreement

GENERAL OFFERING INFORMATION

This offering statement is furnished solely to prospective investors through the crowdfunding platform available at http://www.equifund.com/ and each subdomain thereof. EquiFund Crowd Funding Portal Inc., which, collectively with its subsidiaries and affiliates, we refer to as EquiFund or the Intermediary, operates the Platform and is registered with the SEC and is a member of FINRA.

Cypher Group Holdings, Inc., which we refer to as Cypher Tax, the Company, we, or us. We are a tax technology company that specializes in building tax analytics solutions for complex organizations. We are offering shares of our common stock at a price per share of $0.37 with a minimum investment of $499.50 required. We are offering a minimum of $19,999.98 of our common stock and a maximum of $4,999,999.81 of our common stock.

We are offering shares of our common stock in reliance on the exemption from registration requirements of the Securities Act of 1933, as amended, which we refer to as the Securities Act, pursuant to Section 4(a)(6) thereof and the regulations promulgated with respect to such section.

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

The Company will file a report with the SEC annually and post the report on its website, no later than 120 days after the end of each fiscal year covered by the report. We may terminate our reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§227.202(b)) by (1) being required to file reports under Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934, as amended, (2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, (3) filing annual reports for three years pursuant to Regulation CF and having assets equal to or less than $10,000,000, (4) the repurchase of all the Securities sold in this offering by the Company or another party, or (5) the liquidation or dissolution of the Company.

The shares being offered may not be transferred by any investor during the one year period beginning when the shares are issued, unless the shares are transferred: (i) to our Company; (ii) to an "accredited investor" as defined in Rule 501(a) of Regulation D; (iii) as part of an offering registered with the SEC; or (iv) to a member of the family of the investor or the equivalent, to a trust controlled by the investor, to a trust created for the benefit of a member of the family of the investor or the equivalent, or in connection with the death or divorce of the investor or other similar circumstance. In addition, there is no ready market for the sale of the shares and it may be difficult or impossible for an investor to sell or otherwise dispose of the shares.

No person other than our Company has been authorized to provide prospective investors with any information concerning our company or the offering or to make any representation not contained in this offering statement. To invest in the shares being offered, each prospective investor will be required to (i) register for an investor account with the Platform, (ii) make representations regarding the investor's investment eligibility and complete a questionnaire to demonstrate his or her understanding of the risks involved in investing in the shares and (iii) execute the subscription documents. We reserve the right to modify any of the terms of the offering and the subscription documents at any time before the offering closes.

Certain information contained in this offering statement constitutes "forward looking statements" that can be identified by the use of forward looking terminology such as "may," "will," "should," "expect," "anticipate," "estimate," "intend," "continue," or "believe" or the negatives or variations thereof. Furthermore, any forecasts or other estimates in this offering statement, including estimates of returns or performance, are "forward looking statements" and are based upon certain assumptions that may change. Due to various risks and uncertainties, actual events or results or the actual performance of the securities may differ materially from those contemplated in such forward looking statements. Moreover, actual events are difficult to project and often depend upon factors that are beyond the control of our Company or the Intermediary. Neither the delivery of this offering statement at any time nor any sale of securities under this offering statement shall under any circumstances create an implication that the information contained herein is correct as of any time after the earlier of the relevant date specified herein or the date of this offering statement.

TERM SHEET

Company	Cypher Group Holdings, Inc.
Use of Proceeds	We are seeking financing through the sale of the shares of our common stock (as described below under Securities Offered) in order to provide funding for general corporate purposes.
Securities Offered	Shares of common stock of our company for $0.37 per share in a minimum amount per investor of $499.50.
Targeted Offering Amount; Oversubscriptions Accepted; Maximum Offering Amount	The targeted offering amount is 54,054 shares of common stock or $19,999.98. We will accept subscriptions in excess of the targeted amount in our discretion. The maximum offering amount is 13,513,513 shares of our common stock or $4,999,999.81.
Low Target Amount; No other funds may be Raised	The initial purchasers of our common stock in this offering risk that we will not raise sufficient funds to sustain the growth of our company. The minimum amount of securities that must be sold for our company to accept subscriptions is $19,999.98 of securities. Once we raise the $19,999.98 minimum in this offering, we intend to accept subscriptions as they are received. Thus, investors who purchase securities prior to the offering being subscribed in full will bear the risk of whether there will be additional investors to complete the offering or that our company would be able to raise funds in another manner. Even if we raise the maximum amount, we will need to raise additional capital in the future. Our officers and directors may invest in this offering and any funds that they invest would be counted toward our achievement of the minimum offering amount.
Authorized Capitalization	As of the date of this offering statement, our authorized capital stock consists of (i) 100,000,000 shares of common stock, $0.0001 par value per share and (ii) 50 shares of Preferred Stock, 0.0001 par value per share. As of the date of this offering statement, we have a total of 66,168,845 shares of our common stock and 0 Preferred Stock issued and outstanding.
Dividends	Dividends will be declared if and when determined by the board of directors of our company in its sole discretion. We do not expect to declare any dividends for the foreseeable future.
Voting and Control	Holders of common stock are entitled to one vote per share of common stock. We do not have any voting agreements in place. We do not have any shareholder agreements in place.

Anti-Dilution Rights	The shares of common stock do not have anti-dilution rights, which means that future equity financings will dilute your ownership percentage of our company.
Board of Directors; Management Team; Board of Advisors	The business and affairs of our Company are managed, and all corporate powers are exercised by or under the direction of our board of directors. The current board members are Scott Taitleman and Devin Bosch. The senior executives of the Company oversee the day-to-day operations of our Company subject to the board's oversight. Currently, Scott Taitleman is serving as our Chief Executive Officer.

Shares Being Sold under 4(a)(6) Crowdfunding Exemption	We are offering the securities in reliance on the exemption from registration requirements of the Securities Act, pursuant to Section 4(a)(6) thereof and the regulations promulgated with respect to such section.
	
	The following limitations apply to investment amounts by individual investors who are not accredited investors:
	
	• Individual investors, over the course of a 12-month period, are permitted to invest in the aggregate across all crowdfunding offerings up to:
	
	• If either their annual income or net worth is less than $107,000, then the greater of:
	
	    ◦ $2,200 or
	
	    ◦ 5 percent of the greater of their annual income or net worth.
	
	• If both their annual income and net worth are equal to or more than $107,000, then 10 percent of the greater of their annual income or net worth.
	
	The aggregate amount of securities sold to all investors during the 12-month period preceding the date of such offer or sale, including the securities offered in this offering, shall not exceed $4,999,999.81.

Transfer Restrictions	The securities will be issued without registration under the Securities Act pursuant to the crowdfunding exemption under Section 4(a)(6) of the Securities Act. The securities may not be transferred by any purchaser of such securities during the one- year period from when the securities were first issued unless such securities are transferred: (1) to the issuer of the securities; (2) to an accredited investor; (3) as part of an offering registered with the SEC; or (4) to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance. We will be under no obligation to register the resale of the securities under the Securities Act.

High-Risk Investment	An investment in the securities involves a high degree of risk and is suitable only for investors who can afford to lose their entire investment.

THE COMPANY

1.   **Name of Issuer.**

The name of the issuer is Cypher Group Holdings, Inc. The issuer is a Delaware corporation.

ELIGIBILITY

2.   **[X] Check this box to certify that all of the following statements are true for the issuer:**

- Organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia.
- Not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934.
- Not an investment company registered or required to be registered under the Investment Company Act of 1940.
- Not ineligible to rely on this exemption under Section 4(a)(6) of the Securities Act as a result of a dis-qualification specified in Rule 503(a) of Regulation Crowdfunding.
- Has filed with the Commission and provided to investors, to the extent required, the ongoing annual reports required by Regulation Crowdfunding during the two years immediately preceding the filing of this offering statement (or for such shorter period that the issuer was required to file such reports).
- Not a development stage company that (a) has no specific business plan or (b) has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies.

3.   **Has the issuer or any of its predecessors previously failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding? [__] Yes [X] No**

Explain: Not applicable.

DIRECTORS OF THE COMPANY

4.   **Provide the following information about each director (and any persons occupying a similar status or performing a similar function) of the issuer:**

Scott Taitleman, Director   **Dates of Board Service: April 17, 2015 - Present**

Mr. Taitleman is a highly accomplished technology solutions specialist with a 25-year track record of building and implementing technology-related solutions in the medical and tax fields. Mr. Taitleman spent 20 years at Big4 accounting firms, where he focused on integrating new production systems for corporate and individual tax compliance. After accomplishing many successes in the Big4 accounting firms, Mr. Taitleman went on to found the CypherTax platform, which has been widely adopted and has helped streamline the tax lifecycle for many users.

Mr. Taitleman's Business Experience for the Last Three Years
    Employer: Cypher Group Holdings Inc.
    Employer's Principal Business: Tax analytic platform
    Title: Chief Executive Officer and Director
    Dates of Service: April 2015 - Present

Responsibilities: Board member.

    Employer: WhiteHatAI
    Employer's Principal Business: Artificial intelligence for healthcare payment integrity.
    Title: Board Member
    Dates of Service: February 2017 – June 2020
    Responsibilities: Board member.

Education: Drexel University – Bachelor of Science Degree in Accounting

Devin Bosch, Director   **Dates of Board Service: April 17, 2015 - Present**

Mr. Devin Bosch founded Capital Group in 2004, a successful business strategy and venture firm. With over 50 liquidity driven events, Capital Group became internationally recognized with multiple offices in San Francisco, California, the Bay Area, and Charlotte, North Carolina. In 2008, Mr. Bosch co-founded Nuwa Ventures, a family office located in Walnut Creek, California. A few of NUWAs startup/venture stage investments included Origin (recently sold to Cresco Labs for $1.1b), Nasdaq listed New Age Beverage (NBEV), Akoustis Technologies (AKTS), IT/automation business nDivision (NDVN) and MediaJel one of the largest and hemp focused agencies in the U.S.

Mr. Bosch's Business Experience for the Last Three Years
    Employer: Cypher Group Holdings Inc.
    Employer's Principal Business: Tax analytic platform
    Title: Member of the Board of Directors
    Dates of Service: April 2015 - Present
    Responsibilities: Board member

    Employer: Isosceles Pharmaceuticals
    Employer's Principal Business: Specialty pharmaceutical company for acute pain
    Title: Member of the Board of Directors
    Dates of Service: August 2020 - Present
    Responsibilities: Board member

    Employer: FantasySports.com
    Employer's Principal Business: Fantasy Sports Platform
    Title: Member of the Board of Directors
    Dates of Service: March 2019 – Present
    Responsibilities: Board member

    Employer: MediaJel
    Employer's Principal Business: Cannoabis advertising & marketing platform
    Title: Member of the Board of Directors
    Dates of Service: September 2018 - Present
    Responsibilities: Board member

    Employer: Bosch Fund
    Employer's Principal Business: Investment
    Title: Managing Partner
    Dates of Service: March 2009 - Present
    Responsibilities: Managing Partner

Employer: Nuwa Ventures
Employer's Principal Business: Investing in high growth companies.
Title: Managing Partner
Dates of Service: March 2008 - Present
Responsibilities: Partner

Employer: Capital Group Communications Inc.
Employer's Principal Business: Global consulting company focused on emerging high growth companies.
Title: CEO
Dates of Service: January 1999 - Present
Responsibilities: Chief executive officer

Education: UC Santa Barbara

OFFICERS OF THE COMPANY

5.   **Provide the following information about each officer (and any persons occupying similar status or performing a similar function) of the issuer:**

Scott Taitleman, Chief Executive Officer   **Dates of Service: April 17, 2015 – Present**

Biography listed above.

Kannan Appuswamy, IT Advisor   **Dates of Service: April 17, 2015 - Present**

Mr. Appuswamy is a seasoned IT transformer with over 30 years of deep expertise in strategic and technical implementation of high performing distributed systems, combined with hands on expertise of workload migration to cloud and designing cloud-native solutions. Mr. Appuswamy has experience in defining enterprise cloud strategy, roadmap, standards, and leading practices associated with all aspects of cloud capabilities (compute, data, storage, security, identity & access management). Mr. Appuswamy is consistent and adaptable, a fast learner, a team player, is customer focused, innovative, and process oriented in his approach.

Mr. Appuswamy's Business Experience for the Last Three Years

Employer: Cypher Group Holdings Inc.
Employer's Principal Business: Tax analytic platform
Title: IT Advisor
Dates of Service: April 2015 - Present
Responsibilities: IT Advisor

Employer: Amazon
Employer's Principal Business: Software Development
Title: Senior Data Lab Architect
Dates of Service: October 2020 - Present
Responsibilities: Data Lab Architect

Employer: Microsoft
Employer's Principal Business: Software Development

Title: Azure Engineering Architect
Dates of Service: May 1999 – October 2020
Responsibilities: Engineering Architect

Education: Bachelor of Science in Physics, Mathematics, and Chemistry from the University of Madras, a Master's Degree in Computer Science from the University of Madras, and a Master's Degree in Software Management from Carnegie Mellon University.

Mr. Nick Bell, IT Advisor   **Dates of Service: April 17, 2015 – Present**
Mr. Bell is a seasoned technology professional with over 30 years in the high-tech industry. Mr. Bell is adept in building and maintaining executive-level relationships, team building, mentoring, and developing creative strategies for driving business objectives. Mr. Bell is creative and action-oriented, with an excellent track record of high performance, combined with knowledge of the issues facing technology and service providers. Mr. Bell is a business professional dedicated to growing the business with excellent oral communication skills.

Mr. Bell's Business Experience for the Last Three Years

Employer: Cypher Tax
Employer's Principal Business: Tax analytic platform
Title: IT Advisor
Dates of Service: April 2015 – Present
Responsibilities: IT Advisor

Employer: Microsoft
Employer's Principal Business: Software Development
Title: Global Lead Customer Success
Dates of Service: February 2011 – Present
Responsibilities: Customer relations

Education: Bachelor of Arts at George Mason University

PRINCIPAL SECURITY HOLDERS

6.   **Provide the name and ownership level of each person, as of the most recent practicable date, who is the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power.**

NAME	NUMER OF SHARES	PERCENTAGE OF VOTING POWER PRIOR TO OFFERING
Devin Bosch	31,866,823	48%
Scott Taitleman	25,712,000	39%

BUSINESS AND ANTICIPATED BUSINESS PLAN

7.   **Describe in detail the business of the issuer and the anticipated business plan of the issuer.**

Business Overview

Overview

We are a tax technology company that specializes in building tax analytics solutions for large-scale and multinational corporations. Our team combines senior subject matter experts with technology architects to build a tax analytics platform, or TAP, that provides timely insights to operations and accounting personnel for use in sales and use tax assessments. Our main product, CypherTax, is a platform as a service, or PaaS, for indirect tax management, and auditing. CypherTax was created to provide objective tax analysis and tax insights to a company using our platform, made possible through our use of repeatable processes to analyze a company's data. Our company was developed with the goal of reducing the heavy cost of labor required for managing audits, while also helping taxpayers pay the correct amount of taxes. We designed our platform around the concept of flexibility, knowing that every industry and every taxpayer is different and therefore has different tax-related needs.



CypherTax uses advanced technology that allows our clients to process data and determine accurate tax outcomes for daily or monthly use, audit defense, research, planning, refunds, compliance, data normalization and reporting. CypherTax is a financial system agnostic cloud platform that can become live and generate value for our clients in less than a day. CypherTax was introduced into the market in January of 2018, and since then has processed millions of transactions annually. We believe, based on our calculations, that CypherTax's current version (version 4) is saving clients millions of dollars monthly and has evaluated over one billion dollars in transactions since the beginning of 2023. CypherTax version 5 is currently in development, and we project it will be ready for market release by the first quarter of 2024. We anticipate that version 5 will provide our clients with an enhanced user interface, more powerful AI tools, and additional tax types that can be evaluated using our product.

Our Solutions

The cost of implementing the small details of tax-related processes is significant. Similarly, preparing for an audit or compiling schedules for state and local processes is expensive and time-consuming. Our founders set out to build an application that aims to shift the paradigm and take the pain out of transactional tax management for our clients. We focus on building a solution that can be tailored to fit a particular client's needs, rather than making a client fit within a given software or platform. Ensuring a client receives value is one of our core values, and we aim to do this by reducing the cost of transactional tax management by addressing the shortcomings of a client's current processes and reducing the time a client needs to devote to its tax management. From the outset, we aimed to make certain that detailed consideration went into every aspect of indirect tax management, and that our founding team represented all elements necessary in order to build a comprehensive solution. We have consultants and professionals that assist in setting up the CypherTax system to not only generate tax schedules and assist in determining use and sales taxes owed, but also advise on state and local tax matters as well as general business matters. Our goal is to build a tax solution that can be managed by the client's internal tax department with the flexibility to accomplish tasks without the significant organizational support that has been cumbersome in the past.

Our experience with many years of tax technology integrations has identified multiple shortcomings that are inherent in the implementation of tax solutions. For instance, previous software may only provide samples of particular use tax or sales tax data, and at a high cost. CypherTax was developed to close those

process gaps, while providing additional capabilities which were often left to the tax department to resolve using tedious and time-consuming effort. Our platform is able to provide not just samples to calculate tax, but to integrate into a company's processes to be able to provide a 100% sample and complete support and extensive detail upon an audit or inquiry. We aim to customize use tax management, streamline tax audit defense, and accelerate reverse audit system.

Products and Services

<u>**Our Product Offerings**</u>

Our product offerings can be categorized into six main areas, which include customized use tax management, streamline tax audit defense, accelerated reverse audit system, goods movement, custom analytics, and monitoring.

Customized Use Tax Management

Use tax is one of the most difficult transaction taxes to automate. Aside from every company taking different positions on how use tax accruals are determined, the ability to configure use tax accruals varies. The attributes required to properly determine what use tax is and how use tax is being used are often challenging. Typical enterprise resource planning, or ERP, and procurement systems are rigid and limited in their ability to provide enough data to integrated systems to resolve the numerous complexities its flexible data analysis capabilities. We believe that CypherTax simplifies the management of use tax with its intuitive user interface and capabilities, and utilizes technology to fill the voids and ensure accuracy in a timely way.

With CypherTax, clients can start with the list of functions that require a use tax determination and then set up each as a repeatable process. CypherTax will apply complex repeatable determinations during the period close activities to compute those use taxes that have been otherwise relegated to estimates. Being able to compute accruals with high levels of confidence can sometimes be achieved in minutes, with exportable journal entry data to finish the process.

Streamline Tax Audit Defense

Audits can be a very time-consuming activity, and often end in a negotiation that leaves both parties dissatisfied. We believe that our CypherTax platform utilizes technology to perform audits more efficiently and accurately. CypherTax manages audits using simplified reports that can be applied to entire audit cycles. Having access to usable data to streamline an audit can shift resources back toward mission critical activities.

Once CypherTax is set up and monitoring our clients' data, our clients have complete insight into their organization's data. The details available to them can be either direct ERP procurement data, journal entries developed using CypherTax for other complex situations, or even data normalization when a post-merger acquisition process hasn't been completed and multiple systems are managing data. CypherTax is not bound by the rigidity of ERP systems, thus allowing our clients to get the data that best suits their tax needs, and without waiting in line at the IT desk for assistance.

Accelerated Reverse Audit System

Reverse audits are also time-consuming and labor-intensive efforts that often exist due to technology gaps. CypherTax accelerates reverse audits and can be deployed to correct historical inaccuracies in-period going forward, thereby eliminating the need for future reverse audits. CypherTax performs a reverse audit analysis that increases efficiency and accuracy, while producing flexible outputs that can be used later to monitor

progress, thus preventing future errors. CypherTax was designed to produce high quality outputs for reverse audit claim preparation.

With CypherTax, we believe our clients will be able to get their refunds approved significantly more easily given that our clients' claims will no longer be based on random samples. Our clients can send the applicable tax authority a listing showing the allocation of every dime, nickel, or penny. CypherTax was built with the ability to dial up or down the amount of data consumed, to remove the ambiguity from the process and to present high quality findings.

Goods Movement

Tracking goods through an organization can be challenging. Within companies, the questions of "where did a particular good go?" and "how was this good used?" are common examples of a limited tracking system or a system challenge to provide accurate and fast information for both internal purposes and taxing authorities. CypherTax can be used to put in place a repeatable process around goods movement that can help our clients to apply the right taxes for the right reasons, specifically for state and local tax inventory purposes.

Companies that deploy a procurement company often do so to simplify taxes. Data is created during each variation of this process. That data can be imported into CypherTax to determine the appropriate taxes in a simplified way, making intercompany transactions easier to manage. Further, removal from inventory, first use, and other consumption methods all cause a required accrual. While often small, these amounts still matter. CypherTax makes processing such inventory changes and the use of goods in intercompany transactions to be recorded and reviewed through a streamlined process that can be easily managed during the period close.

Custom Analytics

CypherTax can also be easily configured for any type of analysis required. Our framework can accommodate factors that haven't previously been considered. Our flexibility allows CypherTax's custom analytics capabilities to change with our clients' business. We knew when we started our business that our services would need to constantly evolve and stay fresh. With that in mind, we planned how to efficiently add changes to our existing clients' setups. Our team members are willing to learn what types of custom analytics our clients may require.

Monitoring

Once configured for the specific situation of each of our clients, CypherTax can also monitor and look for changes over time. CypherTax is best used as an ongoing analysis platform where tax departments get to evaluate the effectiveness of their updated sub-processes over time. During the monitoring phase, clients can identify changes in their business that crept in over time, enabling their tax department to take action before things get out of hand. In the monitoring process, CypherTax also offers useful visualizations that note changes in effective rates per jurisdiction, taxability by item, taxes charged by suppliers, and other key indicators.

Our Service Areas

We and our consulting and software partners can integrate clients onto our systems quickly, resulting in the realization of benefits by them in just a matter of days, not months. The amount of assistance we provide to the client can range from as little as training, to as much as a turn-key deployment. Recognizing that every organization has different requirements, we do not assume every organization requires extensive

support. The services we offer can be categorized into six areas, including consulting, setup, planning, launch, training, and interpretation.

Consulting

Often, institutions' external consultants are better positioned to help them scale. CypherTax is constantly growing our consulting partnership group. Depending on the capacity of our clients' organization, our consulting partners can step in for ongoing support to assist in addressing some of our clients' critical needs. Our partners are not technology enablers, they are state and local tax professionals. They understand not just the technological aspects of our services, but they also hold the level of technical tax experience necessary to support client needs.

We believe that the onboarding process with CypherTax is far simpler compared to integrated tax systems. Once the platform for our specific client is prepared, we begin training our clients. To prepare for training, we request datasets that are practical examples of what will be used in production. Our client training is based on actual client organizational sub-processes. Each client's menu pages are tailored to each client's specific situations. Afterwards, we continue to support clients with experienced professionals to help them with the preparation of some of the more complicated tax reports and visualizations. Our onboarding processes are customized to fit each client's specific needs, and to accommodate a client's preference for virtual versus on-premises onboarding.

Setup

We prefer to use the term "setup" over "implementation". We believe that obtaining value out of CypherTax happens quickly, with minimal disruption to our clients. Getting started is as straightforward as creating the environment, adding users, and preparing templates. We request our clients to populate a form with only a few answers in order to address our initial set up questions. Once we receive the requested information, we apply those answers and test them on a client's customized system before handing off the system to the client. We take the sample data we previously requested from the client and set up visualizations and reports based on those examples. Connections between the user interface and database are validated, then compared to our performance benchmarking. We like to have our clients feel as if they are part of a system that grew organically within their organization. We align our templates to the data we request during the onboarding process to ensure that there is alignment between the template and platform provided, and the actual use of the user's data. Thereafter, our clients would be ready to use the system. Our ERP agnostic approach means it is ready to use without setting up the many connection points required for other enterprise applications.

Planning

Small planning workshops provide the necessary guidance to set up CypherTax for various activities. Starting to use the CypherTax system with a new business is efficient: it has no impact on various company processes. Prior to the setup we hold workshops with our clients. Those workshops help us understand how our clients intend to use CypherTax, at which point we are able to establish the appropriate parameters and framework for their software implementation. The flexibility of CypherTax allows our clients to get started with a certain scope of work, but then also to scale independently in order to increase capability down the road.

It is helpful to plan for the unknown when using CypherTax. Fortunately, there are only a few limitations on adding scope after our clients go live with CypherTax. With that in mind, we stay engaged with clients for a pre-determined time that varies based on the client's individual needs. We keep the client's discovery document open as a "living document". We help our clients determine how to plan additional scope (or

services) that was otherwise excluded from the original planning workshop and assist them where necessary to deploy additional capabilities.

Launch

We set up the individual software platform customized for our client, also called a client environment, for our clients and support them in acquiring the necessary data for process optimization. Our process for deployment is meant to limit every possible disruption to our clients' day-to-day activities. We can typically deploy an environment overnight, having the system up, working, and ready to be used by the client the following morning. Our goal is always to limit any disruption to the organization while providing a turnkey go-live.

We thoroughly confirm that all elements of the system are properly functioning before we release the login information to our clients. Sometimes, however, firewalls act differently from client to client. Even in such situations, we work through those issues prior to launch so the active system is available when expected.

Training

Some configuration and minor changes are often required to realize process optimization. During the onboarding process, we work with clients to obtain data for baseline setups that we perform and then we use a "train the trainer" process to scale. Each company's arrangements will range from a single user to several, so we plan the training program to fit the anticipated use for a particular client. A client-designated trainer will plan and deploy the training program with our team members, while working towards being the organization's primary super-user. CypherTax training leads stay connected with our clients' super-users for periodic review to ensure training success.

Because we will have worked with our clients' original designated superuser to initiate the training program, we will have the materials needed to continue to provide assistance on an ongoing basis. Whether it's virtual or on premises, CypherTax training leads can assist in whatever level of ongoing training is required. Additionally, we will conduct workshops to show new features, and to show how they may fit within a particular client's organization. Every client is different, so those workshops will be specific to an organization and scheduled in advance to coincide with release updates.

Interpretation

We have published thousands of business intelligence, or BI, visualizations since we launched our first version of CypherTax. While each client has its own unique sets of circumstances, the outputs often tell the same stories. CypherTax BI experts are available to discuss visuals to help clients understand what the various outputs may depict. Our blend of subject matter and BI experience can help our clients when they are stuck and get them to an understanding of what processes they need to streamline, where their business may make operational changes, and what strategic planning steps may help a company reach its next goal.

Our team is always available to provide a second-level evaluation of our clients' data. Our team can assist with interpretation of our clients' data when necessary and can provide insights to assist clients with increasing their capabilities based on our findings.

Our Corporate History

On April 17, 2015, Cypher Group Holdings Inc. was incorporated under the laws of the State of Delaware. Our founder has been an important tax technology player in the Big 4 public accounting arena since the mid-1990's, focusing on tax and ERP finance transformations. During that time, he has assisted clients in

nearly every industry with indirect tax technology platform optimizations. Since our formation, we have been developing and enhancing our software, CypherTax, as an indirect tax error correction and accrual system. The following are some of the key milestones we have achieved. In 2016, we designed and began testing the prototype CypherTax version 1. In late 2016, we began beta testing with version 2 of CypherTax by adding data ingestion and tax technical content. In 2017, we conducted multiple reverse audit tests to identify recoverable taxes missed by previous consulting projects. Also in 2017, we introduced version 3 of CypherTax with our first client, a regional consulting firm using CypherTax to manage complex spending activities for its own two nationwide clients. From 2018 to 2020, we conducted extensive review of CypherTax's performance and capability, preparing for the release of the current CypherTax version 4.

Main Customers

Our products and services mainly serve three types of institutions, namely consultants, corporations, and state and local governments. We believe that each type of institution can materially benefit from CypherTax's capabilities by leveraging an alternative to complex and manual existing processes that we believe have failed to evolve with the advancements of technology.

Some consulting firms who provide services including tax research audit defense, reverse audits for recovery, partial accrual calculations, and other transaction tax services have indicated that they are already reducing their costs by utilizing CypherTax to make those services more efficient than their competitors. Complex audits and reverse audits can be reduced to just days from the normal two or more months.

Many companies perform activities which are similar to those performed by consulting firms by using their internal resources. Those companies are our potential customers as they can utilize CypherTax to reduce tax-related monthly closing activities to mere minutes, freeing up resources for other critical company activities. Many companies systemically repeat errors that then require months of effort to correct. CypherTax can correct those errors and thus prevent lengthy recovery or assessment projects. Ongoing use of CypherTax will also identify changes in business processes that impact taxes, often to a material level of errors, with CypherTax being able to correct such issues in a much shorter amount of time.

State and local governments utilize hundreds of auditors to perform audits, despite only being able to close a few audits compared to the sheer number of taxpayers. The governments' audit teams also rely heavily on manual auditing and hence we believe would greatly benefit from using CypherTax. We are marketing CypherTax as the inevitable future way of processing tax audits. Our assessments indicate that government use of CypherTax could be mutually beneficial to both the corporate world and the local governments, given that governments' mission is to ensure all tax filings are accurate and smaller businesses' goal is to recover overpaid taxes without resorting to unaffordable technology or consulting services.

Growth Strategy

Our growth strategy envisions a move from substantial organic growth to a sales force focused broad-market expansion. We plan to deploy tax software domain expertise to promote new business development at major ERP conferences, tax professional group conferences, regional symposiums, and partner-organized live industry presentations.

Our primary growth strategy focuses on accelerating growth by:

- Deployment of regional sales professionals with recent ERP and enterprise clients who would be appropriate targets to become a CypherTax client.

- Establishment of a conference attendance team, targeted at attending a minimum of 4 annual conferences averaging over 10,000 attendees each per year, as well as attending and/or hosting tax workshops.

- Improving our social media presence and updating our websites in order to improve search engine optimization and engage in other traffic-driving methods.

- Establishing a consulting channel by onboarding a software company partner manager who has the skillset to work with consulting firms in order to drive new business.

- Growing our support team to ensure customer satisfaction and create awareness across industries.

Competition and Competitive Strength

The tax software market is highly competitive. We face significant competition in every aspect of our business. Moreover, we expect the competition in our market to intensify in the future as new and existing competitors introduce new or enhanced products and services that compete with ours.

As of the date of this filing, we believe our competitors include Vertex, Avalara, and Thomson. However, we believe our products and services have certain competitive advantages compared to the products and services offered by our competitors. Most other tax software systems focus exclusively on calculations, and therefore require significant manual setup. We are not aware of any known product that is capable of performing the many CypherTax functions, including audit defense, reverse audits, accruals, error correction, goods movement, analytics, reporting, and planning, all in a single product. We believe CypherTax has certain competitive advantages compared to the other tax engines in the market. Meanwhile, we are dedicated to continuing to improve our technology in order to continue to position ourselves as a competitive force in the market.

Governmental Regulation

We are subject to various federal, state and local laws and governmental regulations relating to the operation of our business, including those related to consumer finance and protection, privacy and data protection, and taxes. Compliance with any such laws and regulations has not had a material adverse effect on our operations to date. Further, regulators may adopt new laws, rules, or regulations, or their interpretation of existing laws, rules, or regulations may differ from ours or expand to cover additional products and services. These increased regulatory requirements could impose higher regulatory compliance costs, limitations on our ability to provide some services in some states, and liabilities that might be incurred through lawsuits or regulatory penalties.

Regulatory activity in the areas of privacy and data protection continues to grow worldwide, driven in part by the growth of technology and related concerns about the rapid and widespread dissemination and use of information. To the extent they are applicable to us, we must comply with various federal, state, and international laws and regulations and to financial institution and healthcare provider regulatory requirements relating to the privacy and security of personal information. In the United States, these include rules and regulations promulgated under the authority of the Federal Trade Commission, the Health Insurance Portability and Accountability Act of 1996, federal and state labor and employment laws, state data breach notification laws, state privacy laws such as the California Consumer Privacy Act of 2018, the California Privacy Rights Act of 2020, the Colorado Privacy Act, the Virginia Consumer Data Privacy Act, the New York Stop Hacks and Improve Electronic Data Security (SHIELD) Act, the Gramm-Leach-Bliley

Act of 1999, SEC Regulation S-P, the Fair Credit Reporting Act of 1970, as amended, and Regulation S-ID, and to potential additional federal and state requirements that may be enacted in the future.

Many of these laws and regulations provide consumers and employees with a private right of action if a covered company suffers a data breach related to a failure to implement reasonable data security measures. In addition, we are subject to other privacy laws and regulations that apply to internet advertising, online behavioral tracking, mobile applications, SMS messaging, telemarketing, email communication, data hosting, data retention, financial and health information, and credit reporting. The legal framework around privacy issues is rapidly evolving, as various federal and state government bodies are considering adopting new privacy laws and regulations, which could result in significant limitations on or changes to the ways in which we can collect, use, host, store, or transmit the personal information and other data of our customers or employees. These laws could also affect the ways we communicate with our customers and deliver products and services and could significantly increase our compliance costs.

We strive to help ensure that customers and employees are aware of, and can control, how we use personal information about them. We also use privacy statements to provide notice to customers of our privacy practices, as well as provide them the opportunity to furnish instructions with respect to use of their personal information. We participate in industry groups whose purpose is to develop or shape industry best practices, and to influence public policy with respect to privacy and security of data.

To address data security concerns, we use industry-standard data security safeguards to help protect our computer systems and the information customers give to us from loss, misuse, and unauthorized alteration. Whenever customers transmit tax-related information to us through one of our websites or products, we use industry-standard encryption as the data is transmitted to us. We work to protect our computer systems from unauthorized internal or external access, using commercially-available computer security products as well as internally-developed security procedures and practices.

Intellectual Property

Intellectual property and proprietary rights are critical to the success of our business. We rely on a combination of patent, copyright, trademark, and trade secret laws in United States, as well as license agreements, confidentiality procedures, non-disclosure agreements, and other contractual protections, to establish and protect our intellectual property and proprietary rights, including our proprietary technology, software, know-how, and brand.

Although we take steps to protect our intellectual property and proprietary rights, we cannot be certain that the steps we have taken will be sufficient or effective to prevent the unauthorized access, use, copying, or the reverse engineering of our technology and other proprietary information, including by third parties who may use our technology or other proprietary information to develop services that compete with ours. Moreover, others may independently develop technologies or services that are competitive with ours or that infringe on, misappropriate, or otherwise violate our intellectual property and proprietary rights. Policing the unauthorized use of our intellectual property and proprietary rights can be difficult. The enforcement of our intellectual property and proprietary rights also depends on any legal actions we may bring against any such parties being successful, but these actions are costly, time-consuming, and may not be successful, even when our rights have been infringed, misappropriated, or otherwise violated. In addition, aspects of our platform and services include software covered by open-source licenses. The terms of various open-source licenses have not been interpreted by United States courts, and there is a risk that such licenses could be construed in a manner that imposes unanticipated conditions or restrictions on our services.

Human Capital

As the date of this filing, we employ 2 full-time employees and 7 part time employee. We greatly value our team members, who are the driving force behind our purpose of providing economic empowerment to our clients. We plan to continue to attract, develop, and retain talented employees by providing programs and services that engage employees, help them to learn and develop, and empower them to enable our business strategies. We believe that a key component of our future success will be our continued ability to attract and retain qualified personnel.

Utilization of Independent Contractors and Referring Representatives. Our products and services have generated a substantial portion of our revenues through a partnership network. We believe that our ability to attract, retain, support, and compensate these independent professionals and referring representatives will continue to contribute to the growth and success of the Company overall.

Legal Proceedings

From time to time, we may become involved in various lawsuits and legal proceedings which arise in the ordinary course of business. However, litigation is subject to inherent uncertainties and an adverse result in these or other matters may arise from time to time that may harm our business. We are currently not aware of any such legal proceedings or claims, either pending or threatened.

RISK FACTORS

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

8. **Discuss the material factors that make an investment in the issuer speculative or risky:**

An investment in the Company involves a high degree of risk. You should carefully consider the risks described above and those below before deciding to purchase any securities in this offering. If any of these risks actually occurs, our business, financial condition or results of operations may suffer. As a result, you could lose part or all of your investment.

RISK FACTORS

Risks Related to Our Business and Industry

    We may experience difficulties implementing upgrades to our software systems.

    The main product we offer is the 4th version of CypherTax, an indirect tax error correction and

accrual system. Any software implementation or upgrade of our software requires significant investment of human and financial resources and we may experience significant delays, increased costs and other difficulties. Any significant disruption or deficiency in the design and implementation of our software systems could adversely affect our ability to operate our business. While we invest resources in planning and project management our software systems, issues may arise in the future.

Our ability to adapt to technological change and successfully introduce new and enhanced products and services is critical to our business and revenue growth.

We must devote significant resources to developing our skills, tools, and capabilities in order to capitalize on existing and emerging technologies. Our inability to quickly and effectively innovate our products, services, and infrastructure could have a materially adverse effect on our business. The tax technology industry is characterized by rapidly changing technology, evolving industry and security standards, and frequent new product introductions. Our competitors in these industries offer new and enhanced products and services every year. Consequently, customer expectations are constantly changing. We must successfully innovate and develop or offer new products and features to meet evolving customer needs and demands, while continually updating our technology infrastructure.

We regularly make upgrades to the technology we use for our products, and these upgrades are expected to provide a better user experience and help us to keep existing customers or attract new customers. If other upgrades we make to the technology we use in our software business are not successful, it could result in wasted development costs or damage to our brands and market share, any of which could have a material adverse effect. If our customers do not deem our software systems user friendly or if they deem our competitors' software solutions more user friendly or better than ours, our market share could decline, which could have a material adverse effect on our business.

Deficiencies in service or performance of the financial or software products we offer, competitive pressures on pricing of such services or products, or other market declines may cause our tax software businesses to decline.

The emergence of new financial or software products or services from others, or competitive pressures on pricing of such services or products, may result in the loss of customers in our tax software business. We must also monitor the pricing of our services and financial and software products in relation to competitors and periodically may need to adjust costs and fee structures to remain competitive. Customer service, ease-of-use, and product performance and accuracy are important factors in the success of our tax software business. Strong customer service and product performance help increase customer retention and generate sales of products and services. In contrast, poor service or poor performance of our financial or software products could impair our revenues and earnings, as well as our prospects for growth, and in our tax software business, deficiencies in our service or product performance could lead customers to choose a competitor's product or services. There can be no assurance as to how future performance of financial or software products will compare to that of our competitors, and, in the context of financial investment products, historical performance is not indicative of future returns. A reduction in the number of customers and the resulting decrease in revenues and earnings could have a material adverse effect on our business.

Substantial and increasingly intense competition in our markets and industry may harm our business.

We compete in markets characterized by vigorous competition, changing technology, evolving industry standards, changing customer needs, and frequent introductions of new products and services. We expect competition to intensify in the future as existing and new competitors introduce new services or enhance existing services. We compete against many companies to attract customers to our services, and some of these companies have greater financial resources and substantially larger bases of customers than we do, which may provide them with significant competitive advantages. These companies may devote greater resources to the development, promotion, and sale of products and services, may achieve economies

of scale due to the size of their customer bases, and may more effectively introduce their own innovative products and services that adversely impact our growth. Existing competitors and new entrants in the space have engaged in, and may continue to engage in, aggressive consumer acquisition campaigns, may develop superior technology offerings, or consolidate with other entities and achieve benefits of scale. Such competitive pressures may materially erode our existing market share in the space and may hinder our expansion into new markets. In addition, mergers and acquisitions by, and collaborations between, the companies we compete against may lead to even larger competitors with more resources.

Changes in applicable tax laws may in the future have a negative impact on the demand for and pricing of our services which may adversely affect our business and our financial position, results of operations, and cash flows.

Taxing authorities or other relevant governing bodies in various federal, state, local, and foreign jurisdictions in which we operate may change the tax laws in their respective jurisdictions, and such laws may vary greatly across the various jurisdictions. It is difficult to predict the manner in which future changes to the Internal Revenue Code, tax regulations, and the rules and procedures for implementing such laws and regulations, and state, local, and foreign tax laws may impact our industry. Such future changes could decrease the demand or the amount we charge for our services, and, in turn, have a material adverse effect on our business and our financial position, results of operations, and cash flow.

Future revenue growth depends on our ability to retain existing customers, attract new customers, and increase sales to both new and existing customers.

Our customers have no obligation to continue to use our services, and we cannot assure you that they will. If we are unable to encourage broader use of our services by our existing customers, our growth may slow or stop, and our business may be materially and adversely affected. The growth of our business also depends on our ability to attract new customers, to encourage customers to use our services, and to introduce successful new services. We have invested and will continue to invest in our business in order to offer better or new features, and services and to adjust our service offerings to changing economic conditions, but if those features, services, and changes fail to be successful on the expected timeline or at all, our growth may slow or decline.

Our ability to maintain, protect, and enhance our brands is important to our business.

Having a strong and trusted brand is important to the success of our business. We believe that maintaining, promoting, and enhancing the brand, in a cost-effective manner is critical to achieving widespread acceptance of our products and services and expanding our base of customers. Maintaining and promoting our brands will depend largely on our ability to continue to provide useful, reliable, secure, and innovative services, as well as our ability to maintain trust and be a technology leader. We may introduce, or make changes to, features, services, privacy practices, or terms of service that customers do not like, which may materially and adversely affect our brands. Our brand promotion activities may not generate customer awareness or increase revenue, and even if they do, any increase in revenue may not offset the expenses we incur in building our brands. If we fail to successfully promote and maintain our brands or if we incur excessive expenses in this effort, our business could be materially and adversely affected.

The introduction and promotion of new products and services, as well as the promotion of existing products and services, may be partly dependent on our visibility on third-party advertising platforms. Changes in the way these platforms operate or changes in their advertising prices, data use practices or other terms could make the maintenance and promotion of our products and services and our brands more expensive or more difficult. If we are unable to market and promote our brands on third-party platforms effectively, our ability to acquire new customers would be materially harmed.

Harm to our brand can arise from many sources, including failure by us or our partners and service providers to satisfy expectations of service and quality; inadequate protection or misuse of sensitive information; fraud committed by third parties using our products or applications; compliance failures and

claims; litigation and other claims; errors caused by us or our partners; and misconduct by our partners, service providers, or other counterparties. We have also may in the future be, the target of incomplete, inaccurate, and misleading or false statements about our company and our business that could damage our brands and deter customers from adopting our services. Partners and influencers with whom we maintain relationships could engage in behavior or use their platforms to communicate directly with our customers in a manner that reflect poorly on our brand and such behavior or communications may adversely affect us. Further, negative publicity or commentary regarding the partners and influencers who are, or are perceived to be, affiliated with us may also damage our reputation, even if the negative publicity or commentary is not directly related to us. Any negative publicity about the industries we operate in or our company, the quality and reliability of our services, our risk management processes, changes to our products and services, our ability to effectively manage and resolve customer complaints, our privacy, data protection, and information security practices, litigation, regulatory activity, policy positions, and the experience of our customers with us, our products or services could adversely affect our reputation and the confidence in and use of our services. If we do not successfully maintain, protect or enhance our brands, our business could be materially and adversely affected.

If we do not continue to improve our operational, financial, and other internal controls and systems to manage growth effectively, our business could be harmed.

Our current business and anticipated growth, as well as our potential entry into new lines of business, will continue to place significant demands on our management and other resources. In order to manage our growth effectively, we must continue to strengthen our existing infrastructure and operational procedures, enhance our internal controls and reporting systems, and ensure we timely and accurately address issues as they arise. In particular, our continued growth will increase the challenges involved in:

- improving existing and developing new internal administrative infrastructure, particularly our operational, financial, communications, and other internal systems and procedures;

- successfully expanding and implementing internal controls as they relate to our new lines of business and any acquired businesses;

- installing enhanced management information and control systems; and

- preserving our core values, strategies, and goals and effectively communicating these to our employees.

These efforts may require substantial financial expenditures, commitments of resources, developments of our processes, and other investments and innovations. As we grow and our business model evolves, we must balance the need for additional controls and systems with the ability to efficiently develop and launch new features for our products and services. However, it is likely that as we grow, we will not be able to launch new features, or respond to customer or market demands as quickly as a smaller, more efficient organization. If we do not successfully manage our growth, our business will suffer.

Our failure to effectively address fraud by third parties using our products and services could have a material adverse effect on our business and our financial position, results of operations, and cash flows.

Many industries have experienced an increased variety and amount of attempted fraudulent activities by third parties, and those fraudulent activities are becoming increasingly sophisticated. A number of companies, including some in the tax technology and financial services industries, have reported instances where criminals gained access to consumer information or user accounts maintained on their systems by using stolen identity information (e.g., email, username, password information, or credit history) obtained from third-party sources. We in the future may continue to experience this form of unauthorized and illegal access to our systems. Our failure to effectively address any such fraud may adversely impact our business and our financial position, results of operations, and cash flows. In addition to losses directly

from such fraud, which could occur in some cases, we may also suffer a loss of confidence by our clients or by governmental agencies in our ability to detect and mitigate fraudulent activity, and such governmental authorities may refuse to allow us to continue to offer such services or products.

Governmental authorities in jurisdictions in which we operate may in the future take additional action, in an attempt to combat identity theft or other fraud, which may require changes to our systems and business practices, or those of third parties on which we rely that cannot be anticipated. These actions may have a material adverse effect on our business and our financial position, results of operations, and cash flow. Furthermore, as fraudulent activity becomes more pervasive and sophisticated, we may implement fraud detection and prevention measures that could make it less convenient for legitimate clients to obtain and use our services and products, which may adversely affect the demand for our services and products, our reputation, and our financial performance.

> ***An interruption in our information systems, or those of a third party on which we rely, or an interruption on the internet, could have a material adverse effect on our business and our consolidated financial position, results of operations, and cash flows.***

We, and other third parties material to our business operations rely heavily upon communications, networks, and information systems and the internet to conduct our business (including third-party internet-based or cloud computing services, and the information systems of our key vendors). These networks, systems, and operations are potentially vulnerable to damage or interruption from upgrades and maintenance, network failure, software failure, power or telecommunications failures, cyberattacks, human error, and natural disasters. Any failure or interruption in our information systems, or information systems of a private or government third party on which we rely, or an interruption in the internet or other critical business capability during our busiest periods, could negatively impact our business operations and reputation, and increase our risk of loss.

There can be no assurance that system or internet failures or interruptions in critical business capabilities will not occur, or, if they do occur, that we, or the private or governmental third parties on whom we rely, will adequately address them. The precautionary measures that we, or third parties on whom we rely, have implemented to avoid systems outages and to minimize the effects of any data or communication systems interruptions or failures may not be adequate, and we and such third parties may not have anticipated or addressed all of the potential events that could threaten or undermine our or such third parties information systems or other critical business capabilities. We do not have redundancy for all of our systems and our disaster recovery planning may not account for all eventualities. The occurrence of any systems or internet failure, or business interruption could negatively impact our ability to serve our clients, which in turn could have a material adverse effect on our business and our financial position, results of operations, and cash flows.

> ***If we are unable to develop, manage, and maintain critical third-party business relationships for our tax software businesses, it could result in material adverse effect on our business.***

Our tax software business is dependent on the strength of our business relationships and our ability to continue to develop, maintain, and leverage new and existing relationships. We rely on various third-party partners, including consulting firms, software and service providers, suppliers, vendors, among others, in many areas of these businesses to deliver our services and products. In certain instances, the products or services provided through these third-party relationships may be difficult to replace or substitute, depending on the level of integration of the third party's products or services into, or with, our offerings and/or the general availability of such third party's products and services. In addition, there may be few or no alternative third-party providers or vendors in the market. The failure of third parties to provide acceptable and high-quality products, services, and technologies or to update their products, services, and technologies may result in a disruption to our business operations, which may materially reduce our revenues and profits, cause us to lose customers, and damage our reputation. Alternative arrangements and services may not be available to us on commercially reasonable terms or we may experience business interruptions upon a

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transition to an alternative partner.

We may be unable to attract and retain key personnel.

Our business depends on our ability to attract, develop, motivate, and retain key personnel in a timely manner, including members of our executive team: Scott Taitleman and Kannan Appuswamy. The market for such personnel is extremely competitive, and there can be no assurance that we will be successful in our efforts to attract and retain the required qualified personnel within necessary timeframes, or at expected cost levels. As the global labor market continues to evolve, our current and prospective key personnel may seek new or different opportunities based on pay levels, benefits, or remote work flexibility that are different from what we offer, or may determine to leave the workforce, making it difficult to attract and retain them. If we are unable to attract, develop, motivate, and retain key personnel, our business, operations, and financial results could be negatively impacted. In addition, if our costs of labor or related costs increase, there could be a material adverse effect on our business and our consolidated financial position, results of operations, and cash flows.

Our products and services may not function as intended due to errors in our software, systems, product defects, or due to security breaches or incidents or human error in administering these systems, which could materially and adversely affect our business.

Our software, systems, and processes may contain undetected errors or vulnerabilities that could have a material adverse effect on our business, particularly to the extent such errors or vulnerabilities are not detected and remedied quickly. We have from time to time found defects and errors in our customer-facing software, internal systems, external facing communications, manual processes, and technical integrations with third-party systems, and new errors or vulnerabilities may be introduced in the future. If there are such errors or defects in our software, systems, or external facing communications, including as a result of human errors, our customers' experience with us may be negatively impacted, and we may face negative publicity and harm to our brand and reputation, government inquiries or investigations, claims and litigation. As our software services continue to increase in size and complexity, and as we integrate new, acquired subsidiaries with different technology stacks and practices, these risks may correspondingly increase as well.

In addition, we provide frequent incremental releases of product and service updates and functional enhancements, which increase the possibility of errors. The products and services we provide are designed to process complex transactions and deliver reports and other information related to those transactions, all at high volumes and processing speeds. Any errors, data leaks, security breaches or incidents, disruptions in services, or other performance problems with our products or services caused by external or internal actors could hurt our reputation and damage our and our customers' businesses. Software and system errors, or human errors, could prevent us from collecting service fees, or negatively impact our ability to serve our customers. Similarly, security breaches or incidents, which may be caused by or result from cyber-attacks by hackers or others, computer viruses, worms, ransomware, other malicious software programs, security vulnerabilities, employee or service provider theft, misuse or negligence, phishing, identity theft or compromised credentials, denial-of-service attacks, or other causes, have from time to time impacted our business and could disrupt the proper functioning of our software products or services, cause errors, allow loss or unavailability of, unauthorized access to, or disclosure of, proprietary, confidential or otherwise sensitive data of ours or our customers, and other destructive outcomes. Moreover, security breaches or incidents or errors in our software design or manufacture could cause product safety issues typical of consumer electronics devices. Any of the foregoing issues could lead to product recalls and inventory shortages, result in costly and time-consuming efforts to redesign and redistribute our products, give rise to regulatory inquiries and investigations, and result in lawsuits and other liabilities and losses, any of which could have a material and adverse effect on our business.

Systems failures, interruptions, delays in service, catastrophic events, and resulting interruptions in the availability of our products or services could harm our business and our brand, and subject us to

substantial liability.

Our systems and those of our third-party vendors, including data center facilities, may experience service interruptions, outages, cyber-attacks and security breaches and incidents, human error, earthquakes, hurricanes, floods, pandemics, fires, other natural disasters, power losses, disruptions in telecommunications services, fraud, military or political conflicts, terrorist attacks and other geopolitical unrest, computer viruses, ransomware, and other malicious software, changes in social, political, or regulatory conditions or in laws and policies, or other changes or events. Our systems and facilities are also subject to break-ins, sabotage, and acts of vandalism. Some of our systems are not fully redundant, and our disaster-recovery planning is not sufficient for all eventualities.

We will likely continue to experience cyber-attacks, system failures, outages, security incidents, and other events or conditions that interrupt the availability, data integrity, or reduce the speed or functionality of our products and services. These events likely will result in loss of revenue. In addition, they could result in significant expense to repair or replace damaged equipment and remedy resultant data loss or corruption. The risk of security incidents is increasing as we experience an increase in electronic payments, e-commerce, and other online activity. Additionally, due to political uncertainty and military actions associated with Russia's invasion of Ukraine, we and our service providers are vulnerable to heightened risks of security incidents and security and privacy breaches from or affiliated with nation-state actors, including attacks that could materially disrupt our systems, operations, supply chain, products, and services. We cannot provide assurances that our preventative efforts against such incidents will be successful. A prolonged interruption in the availability or reduction in the speed or other functionality of our products or services could materially harm our reputation and business. Frequent or persistent interruptions in our products and services could cause customers to believe that our products and services are unreliable, leading them to switch to our competitors or to avoid our products and services, and could permanently harm our reputation and business. Moreover, to the extent that any system failure or similar event results in damages to customers or contractual counterparties, these customers and contractual counterparties could seek compensation from us for their losses, and those claims, even if unsuccessful, would likely be time-consuming and costly for us to address.

Our efforts to expand our product portfolio and market reach, including through acquisitions, may not succeed and may reduce our revenue growth and profitability.

We have grown the proportion of revenue from our new service, and we intend to continue to broaden the scope of services we offer. However, we may not be successful in maintaining or growing our current revenue or deriving any significant new revenue streams from these services. Failure to successfully broaden the scope of services that are attractive may inhibit our growth and harm our business. Furthermore, we may continue to expand our markets in the future, and we may have limited or no experience in such newer markets. We cannot assure you that any of our services will be widely accepted in any market or that they will continue to grow in revenue or contribute to our profitability. Our offerings may present new and difficult technological, operational, and regulatory risks, and other challenges, and if we experience service disruptions, failures, or other issues, our business may be materially and adversely affected. Additionally, our customers could attempt to seek compensation from us for their financial investment losses, and those claims, even if unsuccessful, would likely be time-consuming and costly for us to address. Our expansion into newer markets may not lead to growth and may require significant investment of financial resources and of management time and attention, and we may not be able to recoup our investments in a timely manner or at all. If any of this were to occur, it could damage our reputation, limit our growth, and materially and adversely affect our business.

Acquisitions, strategic investments, new businesses, joint ventures, divestitures, and other transactions we enter into could fail to achieve strategic objectives, disrupt our ongoing operations or result in operating difficulties, liabilities and expenses, harm our business, and negatively impact our results of operations.

In pursuing our business strategy, we routinely conduct discussions and evaluate opportunities for possible acquisitions, strategic investments, new businesses, joint ventures, divestitures, and other transactions. We may seek to acquire or invest in, businesses, technologies, or other assets that we believe could complement or expand our business, including acquisitions of new lines of business that are adjacent to or outside of our existing ecosystems. As we grow, the pace and scale of our acquisitions may increase and may include larger acquisitions than we have done historically. The identification, evaluation, and negotiation of potential acquisition or strategic investment transactions may divert the attention of management and entail various expenses, whether or not such transactions are ultimately completed. There can be no assurance that we will be successful in identifying, negotiating, and consummating favorable transaction opportunities. In addition to transaction and opportunity costs, these transactions involve large challenges and risks, whether or not such transactions are completed, any of which could harm our business and negatively impact our results of operations, including risks that:

- the transaction may not advance our business strategy or may harm our growth or profitability;

- we may not be able to secure required regulatory approvals or otherwise satisfy closing conditions for a proposed transaction in a timely manner, or at all;

- the transaction may subject us to additional regulatory burdens that affect our business in potentially unanticipated and significantly negative ways;

- we may not realize a satisfactory return on our investment or increase our revenue;

- we may experience difficulty, and may not be successful in, integrating technologies, IT or business enterprise systems, culture, or management or other personnel of the acquired business;

- we may incur significant acquisition costs and transition costs, including in connection with the assumption of ongoing expenses of the acquired business;

- we may not realize the expected benefits or synergies from the transaction in the expected time period, or at all, which may result in impairment charges or other negative impacts to our business;

- we may be unable to retain key personnel;

- acquired businesses or businesses that we invest in may not have adequate controls, processes, and procedures to ensure compliance with laws and regulations, including with respect to data privacy, data protection, and information security, and our due diligence process may not identify compliance issues or other liabilities. Moreover, acquired businesses' technology stacks may add complexity, resource constraints, and legacy technological challenges that make it difficult and time consuming to achieve such adequate controls, processes, and procedures.

- we may fail to identify or assess the magnitude of certain liabilities, shortcomings, or other circumstances prior to acquiring or investing in a business, which could result in additional financial, legal, regulatory, or tax exposure and may subject us to additional controls, policies, procedures, liabilities, litigation, costs of compliance or remediation, or other adverse effects on our business, operating results, or financial condition;

- we may have difficulty entering into new market segments or new geographic territories;

- we may be unable to retain the customers, vendors, and partners of acquired businesses;

- there may be lawsuits or regulatory actions resulting from the transaction;

- there may be risks associated with undetected security weaknesses, cyberattacks, or security breaches or incidents at companies that we acquire or with which we may combine or partner;

- there may be local and foreign regulations applicable to the international activities of our business and the businesses we acquire; and

- acquisitions could result in dilutive issuances of equity securities or the incurrence of debt.

We may in the future, also choose to divest our business or product lines. If we decide to sell assets or the business, we may have difficulty obtaining terms acceptable to us in a timely manner, or at all. Additionally, we may experience difficulty separating out portions of, or entire, businesses, incur loss of revenue or experience negative impact on margins, or we may not achieve the desired strategic and financial benefits. Such potential transactions may also delay achievement of our strategic objectives, cause us to incur additional expenses, disrupt customer or employee relationships, and expose us to unanticipated or ongoing obligations and liabilities, including as a result of our indemnification obligations. Further, during the pendency of a divestiture, we may be subject to risks such as a decline in the business to be divested, loss of employees, customers, or suppliers and the risk that the transaction may not close, any of which would have a material adverse effect on the business to be divested and our retained business. If a divestiture is not completed for any reason, we may not be able to find another buyer on the same terms, and we may have incurred significant costs without the corresponding benefit.

Joint ventures and minority investments inherently involve a lesser degree of control over business operations, thereby potentially increasing the financial, legal, operational, regulatory, and/or compliance risks associated with the joint venture or minority investment. In addition, we may be dependent on joint venture partners, controlling shareholders, management, or other persons or entities who control them and who may have business interests, strategies, or goals that are inconsistent with ours. Business decisions or other actions or omissions of the joint venture partners, controlling shareholders, management, or other persons or entities who control them may adversely affect the value of our investment, result in litigation or regulatory action against us, and may otherwise damage our reputation and brand.

Risks Related to Information, Security, and Data Privacy

Compliance with the complex and evolving laws, regulations, standards, and contractual requirements regarding privacy and data protection could require changes in our business practices and increase costs of operation; failure to comply could result in significant claims, fines, penalties, and damages.

Due to the nature of our business, we collect, use, and retain large amounts of personal information and data. We are subject to laws, rules, and regulations relating to the collection, use, disclosure, and security of such consumer and employee personal information, which have drawn increased attention from U.S. federal, state, and foreign governmental authorities in jurisdictions in which we operate. Numerous jurisdictions have passed, and may in the future pass, new laws related to the use and retention of consumer or employee information and this area continues to be an area of interest for U.S. federal, state, and foreign governmental authorities. For example, the State of California adopted the California Consumer Privacy Act (CCPA), which became effective January 1, 2020, as amended by the California Privacy Rights Act (CPRA), which became effective January 1, 2023. Subject to certain exceptions, these laws impose new requirements on how businesses collect, process, manage, and retain certain personal information of California residents and provide California residents with various rights regarding personal information collected by a business. Colorado, Connecticut, Utah, and Virginia have adopted comprehensive privacy laws, and other jurisdictions have adopted or may in the future adopt their own, different privacy laws. These laws may contain different requirements or may be interpreted and applied inconsistently from jurisdiction to jurisdiction. Our current privacy and data protection policies and practices may not be consistent with all of those requirements, interpretations, or applications. In addition, changes in U.S. federal and state regulatory requirements, as well as requirements imposed by governmental authorities in foreign jurisdictions in which we operate, could result in more stringent requirements and a need to change business practices, including the types of information we can use and the manner in which we can use such information. Establishing systems and processes, or making changes to our existing policies, to achieve compliance with these complex and evolving requirements may increase our costs or limit our ability to

pursue certain business opportunities. There can be no assurance that we will successfully comply in all cases, which could result in regulatory investigations, claims, legal actions, harm to our reputation and brands, fines, penalties, and other damages. We may incur, significant expenses to comply with existing privacy and data security standards and protocols imposed by law, regulation, industry standards or contractual obligations.

A security breach of our systems, or third-party systems on which we rely, resulting in unauthorized access to personal information of our clients or employees or other sensitive, nonpublic information, may adversely affect the demand for our services and products, our reputation, and financial performance.

Due to the nature of the services that we offer, we use multiple digital technologies to collect, transmit, and store high volumes of client personal information. Certain third parties and vendors have access to personal information to help deliver client benefits, services and products, or may host certain of our and our clients' sensitive and personal information and data. Information security risks continue to increase due in part to the increased adoption of and reliance upon digital technologies by companies and consumers. Our risk and exposure to these matters remain heightened due to a variety of factors including, among other things, (1) the evolving nature of these threats and related regulation, (2) the increased activity and sophistication of hostile foreign governments, organized crime, cyber criminals, and hackers that may initiate cyberattacks against us or third-party systems on which we rely, (3) the prominence of our brand, (4) our plans to continue to implement strategies for our software, and (5) our use of third-party vendors.

Cybersecurity risks may result from fraud or malice (a cyberattack), human error, or accidental technological failure. Cyberattacks are designed to electronically circumvent network security for malicious purposes such as unlawfully obtaining personal information, disrupting our ability to offer services, damaging our brand and reputation, stealing our intellectual property, or advancing social or political agendas. We face a variety of cyberattack threats including computer viruses, malicious codes, worms, phishing attacks, social engineering, denial of service attacks, ransomware, and other sophisticated attacks.

Cybersecurity and the continued development and enhancement of our controls, processes, and practices designed to protect our systems, computers, software, data, and networks from attack, damage, or unauthorized access remain a priority for us. As risks and regulations continue to evolve, we may be required to expend significant additional resources to continue to modify or enhance our protective measures or to investigate and remediate information security vulnerabilities. Notwithstanding these efforts, there can be no assurance that a security breach, intrusion, or loss or theft of personal information will not occur. In addition, the techniques used to obtain unauthorized access change frequently, become more sophisticated, and are often difficult to detect until after a successful attack, causing us to be unable to anticipate these techniques or implement adequate preventive measures in all cases.

Unauthorized access to personal information as a result of a security breach could cause us to determine that it is required or advisable for us to notify affected individuals, regulators, or others under applicable privacy laws and regulations or otherwise. Security breach remediation could also require us to expend significant resources to assist impacted individuals, repair damaged systems, implement modified information security measures, and maintain client and business relationships. Other consequences could include reduced client demand for our services and products, loss of valuable intellectual property, reduced growth and profitability and negative impacts to future financial results, loss of our ability to deliver one or more services or products, modifying or stopping existing business practices, legal actions, harm to our reputation and brands, fines, penalties, and other damages, and further regulation and oversight by U.S. federal, state, or foreign governmental authorities. A security breach or other unauthorized access to our systems could have a material adverse effect on our business and our financial position, results of operations, and cash flows.

Our operating systems and network infrastructure, including our website, transaction management software, data center systems, or the systems of third-party co-location facilities and cloud

service providers, could fail, become unavailable or otherwise be inadequate, are subject to significant and constantly evolving cybersecurity and other technological risks, and the security measures that we have implemented to secure confidential and personal information may be breached. A potential breach or any unavailability, inadequacy or failure of our operating systems and network infrastructure may pose risks to the uninterrupted operation of our systems, expose us to mitigation costs, litigation, investigation, fines and penalties by authorities, claims by third parties (including persons whose information was disclosed), damage to our reputation, and/or result in a material loss of revenues and current or potential customers and have a material adverse effect.

Our tax software business collects, uses, and retains large amounts of confidential personal and financial information from its customers. Maintaining the integrity of our systems and networks is critical to the success of our business operations, including the retention of our customers and financial professionals, and to the protection of our proprietary information and our customers' personal information. A major breach or failure of our systems or those of our third-party service providers or partners may have materially negative consequences for our business, including possible fines, penalties and damages, reduced demand for our services, harm to our reputation and brands, further regulation and oversight by federal or state agencies, and loss of our ability to provide financial transaction services.

We may detect, or we may receive notices from customers, service providers or public or private agencies that they have detected, vulnerabilities or current or potential failures in our operating systems, network infrastructure, or our software. The existence of vulnerabilities, even if they do not result in a security breach or system failure, may harm customer confidence and require substantial resources to address, and we may not be able to discover or remediate such vulnerabilities, breaches, or failures. Additionally, any system interruptions could materially reduce our revenue and impair our ability to properly process transactions. Any system unavailability or unreliability may cause unanticipated system disruptions, slower response times, degradation in customer satisfaction, additional expense, or delays in reporting accurate financial information.

In addition, hackers may develop and deploy viruses, worms, and other malicious software programs that can be used to attack our or our third-party service providers' operating systems and network infrastructure. Although we utilize network and application security measures, internal controls, and physical security procedures to safeguard our systems, there can be no assurance that a security breach, intrusion, or loss or theft of personal information will not occur. Any such incident could cause a material adverse effect and require us to expend significant resources to address these problems, including notification under data privacy regulations. In addition, our employees and contractors may have access to sensitive and personal information of our customers and employees. Unauthorized persons could gain access to customer accounts if customers do not maintain effective access controls of their systems and software.

While we maintain cyber liability insurance that provides both third-party liability and first-party liability coverages, this insurance is subject to exclusions and may not be sufficient to protect us against all losses. We rely on third-party vendors to host and store certain of our sensitive and personal information. We may not have the ability to effectively monitor or oversee the implementation of the security and control measures utilized by our third-party partners, and, in any event, individuals or third parties may be able to circumvent and/or exploit vulnerabilities that may exist in these security and business controls, resulting in a loss of sensitive and personal customer or employee information and data. Additionally, our systems, operations, data centers and cloud services, and those of our third-party service providers and partners, could be susceptible to damage or disruption, including in cases of fire, flood, earthquakes, other natural disasters, power loss, telecommunications failure, internet breakdown, break-in, human error, software bugs, malicious attacks, computer viruses, computer denial of service attacks, terrorist attacks, or other events beyond our control. Such damage or disruption may affect internal and external systems that we rely upon to provide our services, take and fulfill customer orders, handle customer service requests, and host other products and services.

Risks Related to Regulation

Regulations promulgated by the Consumer Financial Protection Bureau (CFPB) or other regulators may affect our financial services businesses in ways we cannot predict, which may require changes to the financial products we offer, our services and contracts.

The CFPB has broad powers to administer, investigate compliance with, and, in some cases, enforce U.S. federal financial consumer protection laws. The CFPB has broad rule-making authority for a wide range of financial consumer protection laws that apply to certain of the financial products we offer, including the authority to prohibit or allege "unfair, deceptive, or abusive" acts and practices. It is difficult to predict how currently proposed or new regulations may impact the financial products we offer.

The CFPB and state regulators may examine, investigate, and take enforcement actions against us, as well as financial institutions and service providers upon which we rely to provide consumer financial services and products. State regulators also have certain authority in enforcing and promulgating financial consumer protection laws, the results of which could be (i) states issuing new and broader financial consumer protection laws, some of which could be more comprehensive than existing U.S. federal regulations, or (ii) state attorneys general bringing actions to enforce federal consumer protection laws.

Currently proposed or new CFPB and state regulations, or expanded interpretations of current regulations, may require changes to the financial products we offer, our services or contracts, and this could have a material adverse effect on our business and our consolidated financial position, results of operations, and cash flows.

Laws and regulations or other regulatory actions could have an adverse effect on our business and our financial position, results of operations, and cash flows.

Our tax technology business and operations are subject to various forms of government regulation, including U.S. federal requirements. Given the nature of our businesses, we are subject to various additional federal, state, local, and foreign laws and regulations, including, without limitation, in the areas of labor, immigration, marketing and advertising, consumer protection, financial services and products, payment processing, privacy and data security, anti-competition, environmental, health and safety, insurance, and healthcare. There have been significant new or proposed regulations and/or heightened focus by the government and others in some of these areas, including, for example, related to privacy and data security, climate change, interchange fees, consumer financial services and products, endorsements and testimonials, telemarketing, restrictive covenants, and labor, including overtime and exemption regulations, state and local laws on minimum wage, worker classification, and other labor-related issues.

The above requirements and business implications are subject to change and evolving application, including by means of new legislation, legislative changes, and/or executive orders, and there may be additional regulatory actions or enforcement priorities, or new interpretations of existing requirements that differ from ours. These developments could impose unanticipated limitations or require changes to our business, which may make elements of our business more expensive, less efficient, or impossible to conduct, and may require us to modify our current or future services or products, which effects may be heightened given the nature and broad geographic scope of our business.

Failure to protect our intellectual property rights may harm our competitive position and litigation to protect our intellectual property rights or defend against third party allegations of infringement may be costly.

Despite our efforts to protect our intellectual property and proprietary information, we may be unable to do so effectively in all cases. Our intellectual property could be wrongfully acquired as a result of a cyberattack, other wrongful conduct by employees or third parties, or human error. To the extent that our intellectual property is not protected effectively by trademarks, copyrights, patents, or other means,

other parties with knowledge of our intellectual property, including former employees, may seek to exploit our intellectual property for their own or others' advantage. Competitors may also misappropriate our trademarks, copyrights or other intellectual property rights or duplicate our technology and products. Any significant impairment or misappropriation of our intellectual property or proprietary information could harm our business and our brand and may adversely affect our ability to compete.

In addition, third parties may allege we are infringing their intellectual property rights, and we may face intellectual property challenges from other parties. We may not be successful in defending against any such challenges or in obtaining licenses to avoid or resolve any intellectual property disputes and, in that event, we could lose significant revenues, incur significant royalty or technology development expenses, suffer harm to our reputation, or pay significant monetary damages.

Assertions by third parties of infringement or other violation by us of their intellectual property rights could harm our business.

Third parties may in the future assert, that we have infringed, misappropriated, or otherwise violated their copyrights, patents, and other intellectual property rights. We cannot assure you that we are not infringing or violating any third-party intellectual property rights, or that we will not do so in the future. It is difficult to predict whether assertions of third-party intellectual property rights or any infringement or misappropriation claims arising from such assertions will substantially harm our business, operating results, and financial condition. If we are forced to defend against any infringement or misappropriation claims, whether they are with or without merit, are settled out of court, or are determined in our favor, we may be required to expend significant time and financial resources on the defense of such claims. Furthermore, an adverse outcome of a dispute may require us to pay significant damages, which may be even greater if we are found to have willfully infringed upon a party's intellectual property; cease exploiting copyrighted content that we have previously had the ability to exploit; cease using solutions that are alleged to infringe or misappropriate the intellectual property of others; expend additional development resources to redesign our solutions; enter into potentially unfavorable royalty or license agreements in order to obtain the right to use necessary technologies, content, or materials; indemnify our partners and other third parties; and/or take other actions that may have material and adverse effects on our business, operating results, and financial condition.

We may be subject to risks related to litigation, including intellectual property claims, government investigations or inquiries, and regulatory matters or disputes.

We may be subject to claims, lawsuits (including class actions and individual lawsuits), government or regulatory investigations, subpoenas, inquiries or audits, and other proceedings. The number and significance of our legal disputes and inquiries may increase as we grow larger, as our business expands in scope and geographic reach, and as our services increase in complexity, and we expect that we will face legal disputes as we continue to grow and expand. Moreover, legal disputes or government or regulatory inquiries or findings may cause follow-on litigation or regulatory scrutiny by additional parties.

There is substantial uncertainty regarding the scope and application of many of the laws and regulations to which we are or may be subject, which increases the risk that we will be subject to claims alleging violations of those laws and regulations. The scope, outcome, and impact of claims, lawsuits, government or regulatory investigations, subpoenas, inquiries or audits, and other proceedings to which we are subject cannot be predicted with certainty. Regardless of the outcome, such investigations and legal proceedings can have a material and adverse impact on us due to their costs, diversion of our resources, and other factors. Plaintiffs may seek, and we may become subject to, preliminary or provisional rulings in the course of litigation, including preliminary injunctions requiring us to cease some or all of our operations. We may decide to settle legal disputes on terms that are unfavorable to us. We may also be accused of having, or be found to have, infringed or violated third-party copyrights, patents, trademarks, and other intellectual property rights.

Government regulation of our business, including increased regulation or the interpretation of existing laws, rules or regulations, could have a material adverse effect on our business.

We are subject to federal, state, and local laws, rules, and regulations that affect our business, such as financial services, data privacy, and security requirements, tax, digital content, employment, consumer protection, and fraud protection, among others. In addition, there have been significant new regulations and heightened focus by the government on many of the laws, rules, and regulations that affect our tax software business. As we expand our products and services and revise our business models, we may become subject to additional government regulation or increased regulatory scrutiny. Regulators may adopt new laws, rules, or regulations, or their interpretation of existing laws, rules, or regulations may differ from our interpretation or the laws, rules, and regulations of other jurisdictions in which we operate. If we are found to not be in compliance with certain laws, rules or regulations, it could have a material adverse effect on our business. Increased or new regulatory requirements or changes in the interpretation of existing laws, rules or regulations could, among other things, result in penalties, fines and disgorgement, impose significant limitations on the way we conduct our business, require changes to our business, require certain notifications to customers or employees, restrict our use of personal information, cause our customers to cease utilizing our products or services, make our business more costly, less efficient, or impossible to conduct, require us to modify our current or future products or services in a manner that is detrimental to our business and result in additional compliance costs.

Our ability to comply with all applicable laws, rules, and regulations and interpretations of such laws, rules, and regulations is largely dependent on our establishment and maintenance of compliance, audit, and reporting systems and procedures, as well as our ability to attract and retain qualified compliance, audit, and risk management personnel. While we have adopted systems, policies, and procedures reasonably designed to comply or facilitate compliance with all applicable laws, rules, and regulations and interpretations of such laws, rules, and regulations, these systems, policies, and procedures may not be fully effective. There can be no assurance that we will not be subject to investigations, claims, or other actions or proceedings by regulators or third parties with respect to our past or future compliance with applicable laws, rules, and regulations, the outcome of which may have a material adverse effect on our business.

Potential future litigation, future regulatory proceedings, adverse court interpretations of the laws, or regulations under which we operate could have a material adverse effect on our business.

Many aspects of our business involve substantial risks of liability and regulatory oversight. Any proceedings to which we are subject, such as regulatory proceedings (including investigations or inquiries), purported class actions, or claims by clients, could result in substantial expenditures, generate adverse publicity and could significantly impair our business, or force us to change our business practices. Involvement in any regulatory proceeding or the defense of any lawsuit, even if successful, could require substantial time and attention of our management and could require the expenditure of significant amounts for legal fees, insurance costs, and other related costs. In addition, litigation or regulatory proceedings (including those brought by state or federal agencies) relating to our business practices may result in additional costs, such as fines, penalties and disgorgement, or otherwise restrict or limit our business practices, including the offering of certain of our products or services. To the extent that any such additional costs are incurred, or restrictions implemented that limit or restrict certain business practices, it could result in material adverse effect on our business.

Complex and evolving U.S. and international laws and regulations regarding privacy and data protection could result in claims, changes to our business practices, penalties, increased cost of operations or otherwise harm our business, and concerns about the current privacy and cybersecurity environment, generally, could deter current and potential customers from adopting our products and services and damage our reputation.

Regulations related to data processing by online service providers is evolving as federal, state, and foreign governments continue to adopt new, or modify existing, laws and regulations addressing data

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privacy and the collection, processing, storage, transfer, and use of data. This includes, for example, the European Union's General Data Protection Regulation, rules and regulations promulgated under the authority of the Federal Trade Commission, the Health Insurance Portability and Accountability Act of 1996, federal and state labor and employment laws, state data breach notification laws, and state privacy laws such as the California Consumer Privacy Act of 2018, the California Privacy Rights Act of 2020, the Colorado Privacy Act, the Virginia Consumer Data Privacy Act, the New York Stop Hacks and Improve Electronic Data Security (SHIELD) Act, the Gramm-Leach-Bliley Act of 1999, SEC Regulation S-P, the Fair Credit Reporting Act of 1970, as amended, and Regulation S-ID, and further potential federal and state requirements. If we are unable to engineer products that meet these evolving requirements or help our customers meet their obligations under these or other new data regulations, we might experience reduced demand for our offerings. Further, penalties for non-compliance with these laws may be significant.

Other governmental authorities throughout the U.S. and around the world are considering similar types of legislative and regulatory proposals. Each of these privacy, security, and data protection laws and regulations could impose significant limitations, require changes to our business, require notification to customers or workers of a security breach, restrict our use or storage of personal information, or cause changes in customer purchasing behavior, which may make our business more costly, less efficient or impossible to conduct, and may require us to modify our current or future products or services, which may make customers less likely to purchase our products and may harm our future financial results. Additionally, any actual or alleged noncompliance with these laws and regulations could result in negative publicity and subject us to investigations, claims, or other remedies, including demands that we modify or cease existing business practices, and expose us to significant fines, penalties, and other damages. We incur significant expenses to comply with existing privacy and security standards and protocols imposed by law, regulation, industry standards, or contractual obligations.

Additionally, the continued occurrence of cyberattacks and data breaches against governments, businesses individuals, indicates that we operate in an external environment where cyberattacks and data breaches are increasingly common. If the global cybersecurity environment worsens, and there are increased instances of security breaches of third-party offerings where consumers' data and sensitive information is compromised, consumers may be less willing to use online offerings, particularly offerings like ours in which customers often share sensitive financial data. In addition, the increased availability of data unlawfully released as a result of breaches of third-party offerings could make our own products more vulnerable to fraudulent activity. Even if our products are not affected directly by such incidents, certain types of indents could damage our reputation and deter current and potential customers from adopting our products and services or lead customers to cease using online and connected software products to transact financial business altogether. Concerns about our practices with regard to the collection, use, disclosure or security of personal information or other privacy related matters, even if unfounded, could damage the reputation of our business and our brands and adversely affect our operating results.

Risks Related to this Offering and Ownership of our Common Stock

Investors may have difficulty in selling stock they purchase due to the lack of a current public market for our common stock.

Our common stock is currently not quoted on any market. No market may ever develop for our common stock, or if developed, may not be sustained in the future. Because there is not currently and may not be in the future a public market for our stock, we may not be able to secure future equity financing which would have a material adverse effect on our company. As a result, investors could find it more difficult to trade, or to obtain accurate quotations of the market value of, the stock as compared to securities that are traded on the NASDAQ trading market or on an exchange. Moreover, an investor may find it difficult to dispose of any shares purchased hereunder.

Investors may have difficulty in reselling their shares due to state Blue Sky laws.

The holders of our shares of common stock and persons who desire to purchase them in any trading market that might develop in the future should be aware that there may be significant state law restrictions upon the ability of investors to resell our shares. We intend to seek coverage and publication of information regarding the Company in an accepted publication which permits a "manual exemption." This manual exemption permits a security to be distributed in a particular state without being registered if the company issuing the security has a listing for that security in a securities manual recognized by the state. However, it is not enough for the security to be listed in a recognized manual. The listing entry must contain (1) the names of issuers, officers, and directors, (2) an issuer's balance sheet, and (3) a profit and loss statement for either the fiscal year preceding the balance sheet or for the most recent fiscal year of operations. We may not be able to secure a listing containing all of this information. Furthermore, the manual exemption is a non-issuer exemption restricted to secondary trading transactions, making it unavailable for issuers selling newly issued securities. Most of the accepted manuals are those published in Standard and Poor's, Moody's Investor Service, Fitch's Investment Service, and Best's Insurance Reports, and many states expressly recognize these manuals. A smaller number of states declare that they "recognize securities manuals" but do not specify the recognized manuals. The following states do not have any provisions and therefore do not expressly recognize the manual exemption: Alabama, Georgia, Illinois, Kentucky, Louisiana, Montana, South Dakota, Tennessee, Vermont and Wisconsin. Accordingly, our shares should be considered totally illiquid, which inhibits investors' ability to resell their shares.

We will be subject to penny stock regulations and restrictions and you may have difficulty selling shares of our common stock.

The SEC has adopted regulations which generally define so-called "penny stocks" to be an equity security that has a market price less than $5.00 per share or an exercise price of less than $5.00 per share, subject to certain exemptions. We anticipate that our common stock will become a "penny stock", and we will become subject to Rule 15g-9 under the Exchange Act, or the "Penny Stock Rule." This rule imposes additional sales practice requirements on broker-dealers that sell such securities to persons other than established customers. For transactions covered by Rule 15g-9, a broker-dealer must make a special suitability determination for the purchaser and have received the purchaser's written consent to the transaction prior to sale. As a result, this rule may affect the ability of broker-dealers to sell our securities and may affect the ability of purchasers to sell any of our securities in the secondary market.

For any transaction involving a penny stock, unless exempt, the rules require delivery, prior to any transaction in a penny stock, of a disclosure schedule prepared by the SEC relating to the penny stock market. Disclosure is also required to be made about sales commissions payable to both the broker-dealer and the registered representative and current quotations for the securities. Finally, monthly statements are required to be sent disclosing recent price information for the penny stock held in the account and information on the limited market in penny stock.

We do not anticipate that our common stock will qualify for exemption from the Penny Stock Rule. In any event, even if our common stock were exempt from the Penny Stock Rule, we would remain subject to Section 15(b)(6) of the Exchange Act, which gives the SEC the authority to restrict any person from participating in a distribution of penny stock, if the SEC finds that such a restriction would be in the public interest.

Sales of our common stock under Rule 144 could reduce the price of our stock.

Upon the consummation of this offering, there will be 0 shares of our common stock held by non-affiliates and 66,168,845 shares held by affiliates that Rule 144 of the Securities Act defines as restricted securities. Up to 13,513,513 newly issued shares are being qualified in this offering; however, all of the remaining shares will still be subject to the resale restrictions of Rule 144. In general, persons holding restricted securities, including affiliates, must hold their shares for a period of at least six months, may not

sell in any 90-day period more than the greater of (i) one percent of the total issued and outstanding shares and (ii) the average weekly trading volume of such shares during the four calendar weeks preceding the filing of a notice on Form 144 with respect to the sale, and must resell the shares in an unsolicited brokerage transaction at the market price. The availability for sale of substantial amounts of common stock under Rule 144 could reduce prevailing market prices for our securities.

This offering is being conducted on a "best efforts" basis and we may not be able to execute our growth strategy if the $4,999,999.81 maximum is not sold.

If you invest in the common stock and less than all of the offered shares are sold, the risk of losing your entire investment will be increased. If less than $4,999,999.81 of common stock shares offered are sold, we may be unable to fund all the intended uses described in this offering circular from the net proceeds anticipated from this offering without obtaining funds from alternative sources or using working capital that we generate. Alternative sources of funding may not be available to us at what we consider to be a reasonable cost, and the working capital generated by us may not be sufficient to fund any uses not financed by offering net proceeds. No assurance can be given to you that any funds will be invested in this offering other than your own.

This is a fixed price offering and the fixed offering price may not accurately represent the current value of us or our assets at any particular time. Therefore, the purchase price you pay for our shares may not be supported by the value of our assets at the time of your purchase.

This is a fixed price offering, which means that the offering price for our shares is fixed and will not vary based on the underlying value of our assets at any time. Our board of directors has determined the offering price in its sole discretion without the input of an investment bank or other third party. The fixed offering price for our shares has not been based on appraisals of any assets we own or may own, or of our company as a whole, nor do we intend to obtain such appraisals. Therefore, the fixed offering price established for our shares may not be supported by the current value of our company or our assets at any particular time.

Since our officers and directors have substantial influence over our company, the rights of holders of the securities being offered may be materially limited, diluted, or qualified by the rights of other classes of securities and their interests may not be aligned with the interests of our stockholders.

Our officers and directors have significant control over stockholder matters, and the minority stockholders will have little or no control over our affairs. Our officers and directors will own approximately the majority of our outstanding common stock if all of the shares offered herein are sold. The shares offered for sale are identical to the shares of common stock that are currently outstanding. Accordingly, our officers and directors will have control over stockholders matters, such as election of director, amendments to our articles of incorporation, and approval of significant corporate transactions. As a result, our minority stockholders will have little or no control over our affairs.

Affiliates of our company, including officers, directors and existing stockholder of our company, may invest in this offering and their funds will be counted toward our achieving the minimum amount.

There is no restriction on our affiliates, including our officers, directors and existing stockholders, investing in the offering. As a result, it is possible that if we have raised some funds, but not reached the minimum amount, affiliates can contribute the balance so that there will be a closing. The minimum amount is typically intended to be a protection for investors and gives investors confidence that other investors, along with them, are sufficiently interested in the offering and our company and its prospects to make an investment of at least the minimum amount. By permitting affiliates to invest in the offering and make up any shortfall between what non-affiliate investors have invested and the minimum amount, this protection is largely eliminated. Investors should be aware that no funds other than their own and those of affiliates investing along with them, may be invested in this offering.

We may, in the future, issue additional shares of common stock, which would reduce investors' percent of ownership and may dilute our share value.

Our articles of incorporation authorize the issuance of 100,000,000 shares of common stock. Upon completion of this offering, we will have approximately 79,682,358 shares of common stock issued and outstanding. The future issuance of common stock may result in substantial dilution in the percentage of our common stock held by our then existing shareholders. We may value any common stock issued in the future on an arbitrary basis. The issuance of common stock for future services or acquisitions or other corporate actions may have the effect of diluting the value of the shares held by our investors and might have an adverse effect on any trading market for our common stock.

Investors in this offering will experience immediate and substantial dilution.

The offering price of $0.37 per share is substantially higher than the net tangible book value per share of our common stock immediately following this offering. Therefore, if you purchase shares in the offering, you will experience immediate and substantial dilution in net tangible book value per underlying share of common stock in relation to the price that you paid for your shares. Accordingly, if we were liquidated at our net tangible book value, you would not receive the full amount of your investment.

We have broad discretion in the use of the net proceeds from this offering, and our use of the offering proceeds may not yield a favorable return on your investment.

We intend to use the net proceeds of this offering on software engineering, artificial intelligence platform, marketing, and for other general corporate purposes. However, our management has broad discretion over how these proceeds are to be used and based on unforeseen technical, commercial or regulatory issues could spend the proceeds in ways with which you may not agree. Moreover, the proceeds may not be invested effectively or in a manner that yields a favorable or any return, and consequently, this could result in financial losses that could have a material adverse effect on our business, financial condition and results of operations.

We have never paid cash dividends on our common stock and we may not pay dividends for the foreseeable future.

We have paid no cash dividends on our common stock to date and may not pay dividends to holders of our common stock in the foreseeable future. While our future dividend policy will be based on the operating results and capital needs of the business, it is currently anticipated that any earnings will be retained to finance our future expansion and for the implementation of our business plan. Accordingly, investors must be prepared to rely on sales of their shares after price appreciation to earn an investment return, which may never occur. Any determination to pay dividends in the future will be made at the discretion of our board of directors and will depend on our results of operations, financial condition, contractual restrictions, restrictions imposed by applicable law and other factors our board of directors deems relevant.

THE OFFERING

9. **What is the purpose of the offering?**

We intend to use the net proceeds of this offering on software engineering, artificial intelligence platform, marketing, and for other general corporate purposes.

10. **How does the issuer intend to use the proceeds of this offering?**

	If Target Offering Amount is Sold	If Maximum Amount is Sold[(1)(2)]
Total Proceeds	$19,999.98	$4,999,999.81
Less: Offering Expenses		
(A) Intermediary Commissions (7%)	$1,399.99	$349,999.98
(B) Legal Expenses	$15,000	$15,000
(C) Accounting Expenses	$20,000	$20,000
(D) Miscellaneous Offering Expenses	$10,000	$10,000
Net Proceeds	$0	$4,604,999.83
Use of Net Proceeds		
(E) Working Capital	$0	$2,450,000
(F) Advertising and Marketing	$0	$250,000
(G) Technology Infrastructure	$0	$700,999.83
(H) Human Capital	$0	$1,204,000
Total Use of Net Proceeds	$0	$4,604,999.83

(1) We will accept proceeds in excess of the target-offering amount of $19,999.98. We will allocate oversubscriptions at the Company's discretion. We will use the oversubscribed amount up to $4,999,999.81 in the manner described in the above table.

(2) The above figures represent only estimated costs. This expected use of net proceeds from this offering represents our intentions based upon our current plans and business conditions. The amounts and timing of our actual expenditures may vary significantly depending on numerous factors, including the status of and results from operations. As a result, our management will retain broad discretion over the allocation of the net proceeds from this offering. We may find it necessary or advisable to use the net proceeds from this offering for other purposes, and we will have broad discretion in the application of net proceeds from this offering. Furthermore, we anticipate that we will need to secure additional funding to fully implement our business plan. Please see section entitled "Risk Factors."

11. **How will the issuer complete the transaction and deliver securities to the investors?**

The transaction between the issuer and the investor will be completed through the EquiFund Crowd Funding Portal, Inc. online platform, located at http://www.equifund.com/. EquiFund Crowd Funding Portal, Inc. will serve as the intermediary.

Upon acceptance of your subscription by our company and delivery of the subscription amount into the escrow account, you will be able to download a fully signed copy of the subscription agreement and a confirmation of your investment and the number of shares of our common stock acquired by you.

12. **How can an investor cancel an investment commitment?**

Investors may cancel an investment commitment at any time up to the cancellation deadline, which occurs at 5:00 p.m. New York time, 48 hours prior to the offering deadline identified in these offering materials, which is September 8, 2024.

Cancellation instructions can be found in the Equifund investor dashboard. Investors may cancel their investment commitment by sending an email to support@equifund.com stating their intent to cancel the investment commitment. The investment commitment will be considered cancelled at that time, and the

investor will be contacted directly by Equifund with further information. If Investor's investment commitment is cancelled, the corresponding investment shall be refunded to Investor without deduction for any fee, commission or expense, and without accrued interest with respect to any money received.

Early Closing

If the target amount is reached prior to the offering deadline, the issuer may conduct an early closing. In the event that the issuer conducts an early closing, investors shall receive notice of such early closing as well as the new closing date, or the Early Closing Date. Investors shall have the right to cancel and shall have their investment commitment at any time and for any reason up until 48 hours prior to the Early Closing Date. After the target amount has been raised, the intermediary and the issuer may agree to hold multiple closings on a rolling basis.

Material Changes

If there is a material change to the terms of the offering or to the information provided by the issuer in connection therewith, EquiFund will send notice to each investor of such material change and inform the investor that the investment commitment will be cancelled unless the investor reconfirms their investment commitment within five business days. If any investor fails to reconfirm their investment commitment within the reconfirmation period, the investment commitment will be cancelled automatically and EquiFund will send to each investor, within five business days after initial notice of the material change, a notification that the investment commitment was cancelled and a direct the refund of the investment.

No Closings

If the Company fails to reach the target-offering amount by the offering deadline, each investor's investment commitment will be cancelled automatically and EquiFund will direct refund of each cancelled investment to the investor within five business days.

NOTE: Investors may cancel an investment commitment until 48 hours prior to the deadline identified in these offering materials.

The intermediary will notify investors when the target-offering amount has been met.

If the issuer reaches the target offering amount prior to the deadline identified in the offering materials, it may close the offering early if it provides notice about the new offering deadline at least five business days prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment).

If an investor does not cancel an investment commitment before the 48-hour period prior to the offering deadline, the funds will be released to the issuer upon closing of the offering and the investor will receive securities in exchange for his or her investment.

If an investor does not reconfirm his or her investment commitment after a material change is made to the offering, the investor's investment commitment will be cancelled and the committed funds will be returned.

OWNERSHIP AND CAPITAL STRUCTURE

The Offering

13.   **Describe the terms of the securities being offered.**

Terms of the Offering

We are offering up to 13,513,513 shares of our common stock for $4,999,999.81. We are attempting to raise a minimum amount of $19,999.98 in this offering, which we refer to as the minimum amount or target amount. We must receive commitments from investors in an amount totaling the minimum amount by September 8, 2024, which we refer to as the offering deadline, in order to receive any funds. If the sum of the investment commitments does not equal or exceed the minimum amount by the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled, and committed funds will be returned without interest or deductions. We have the right to extend the offering deadline at our discretion. You have the right to cancel your investment in the event that we extend the offering deadline and you choose not to reconfirm your investment. We will accept investments in excess of the minimum amount up to $4,999,999.81, which we refer to as the maximum amount, and the additional securities will be allocated as set forth in Question 10 of this Form C.

The price of the securities does not necessarily bear any relationship to our company's asset value, net worth, revenues or other established criteria of value, and should not be considered indicative of the actual value of the securities.

In order to purchase the securities, you must make a commitment to purchase by completing the subscription agreement. Investor funds will be held in escrow with Enterprise Bank, who we refer to as the escrow agent, until the minimum amount of investments is reached. Investors may cancel an investment commitment until 48 hours prior to the offering deadline or the closing, whichever comes first using the cancellation mechanism provided by the Intermediary. We will notify investors when the minimum amount has been reached. If we reach the minimum amount prior to the offering deadline, we may close the offering at least five (5) days after reaching the minimum amount and providing notice to the investors. If any material change (other than reaching the minimum amount) occurs related to the offering prior to the offering deadline, we will provide notice to investors and receive reconfirmations from investors who have already made commitments. If an investor does not reconfirm his or her investment commitment after a material change is made to the terms of the offering, the investor's investment commitment will be cancelled, and the committed funds will be returned without interest or deductions. If an investor does not cancel an investment commitment before the minimum amount is reached, the funds will be released to our company upon closing of the offering, and the investor will receive the securities in exchange for his or her investment. Any investor funds received after the initial closing will be released to us upon a subsequent closing, and the investor will receive securities via digital registry in exchange for his or her investment as soon as practicable thereafter.

Subscription agreements are not binding on us until accepted by us. We reserve the right to reject, in whole or in part, in our sole and absolute discretion, any subscription. If we reject a portion of any subscription, the applicable prospective investor's funds will be returned without interest or deduction.

The price of the securities was determined arbitrarily. The minimum amount that a Purchaser may invest in the Offering is $499.50.

The Offering is being made through EquiFund Crowd Funding Platform, Inc., the Intermediary.

Commission/Fees

7.0% of the amount raised in the offering.

Stock, Warrants and Other Compensation

The intermediary will receive a number of shares of our common stock equal to 7% of the shares sold in the offering.

Transfer Agent and Registrar

We will act as transfer agent and registrar for the securities, which will be set forth in a stock ledger. No physical certificates will be delivered.

Restrictions on Transfer

Any securities sold pursuant to Regulation CF being offered may not be transferred by any investor of such securities during the one-year holding period beginning when the securities were issued, unless such securities are transferred: (1) to the Company, (2) to an accredited investor, as defined by Rule 501(a) of Regulation D promulgated under the Securities Act, (3) as part of an IPO or (4) to a member of the family of the investor or the equivalent, to a trust controlled by the investor, to a trust created for the benefit of a member of the family of the investor or the equivalent, or in connection with the death or divorce of the investor or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law and includes adoptive relationships. Remember that although you may legally be able to transfer the securities, you may not be able to find another party willing to purchase them.

14.   **Do the securities offered have voting rights? [X] Yes [ ] No**

Holders of our common stock are entitled to one vote per share of common stock held.

15.   **Are there any limitations on any voting or other rights identified above? [ ] Yes [X] No**

We do not have any voting agreements or shareholder/equity holder agreements in place.

16.   **Explain how the terms of the securities being offered may be modified?**

The rights of the holders of common stock of our company may only be modified by the majority vote of the shares of common stock of our company outstanding and entitled to vote, unless a greater number of voting shares is required by applicable law.

NOTE: The term "accredited investor" means any person who comes within any of the categories set forth in Rule 501(a) of Regulation D, or who the seller reasonably believes comes within any of such categories, at the time of the sale of the securities to that person.

Description of Issuer's Securities

17.   **What other securities or classes of securities of the issuer are outstanding? Describe the material terms of any other outstanding securities or classes of securities of the issuer.**

As of the date of this offering statement, our authorized capital stock consists of (i) 100,000,000 shares of common stock, $0.0001 par value per share and (ii) 50 shares of Preferred Stock, 0.0001 par value per share. As of the date of this offering statement, we have a total of 66,168,845 shares of our common stock and 0 Preferred Stock issued and outstanding.

18. **How may the rights of the securities being offered be materially limited, diluted or qualified by the rights of any other class of security identified above?**

The shares of our common stock being issued in this offering do not have anti-dilution rights, which means that future equity financings or other issuances of securities will dilute the ownership percentage that the investor will have in the company. It also means that if future financing rounds are done at a lower valuation, you will not receive the benefit of additional shares so that your valuation will remain the same. If we issue any shares of preferred stock or any debt securities in the future and, thereafter there is a liquidation of our company or sale of our company, the holders of such preferred stock or debt securities would have a preference in the payment of amounts owed to them such that you may not receive a large portion of (or any of) the assets, including any cash, to be distributed in liquidation.

19. **Are there any differences not reflected above between the securities being offered and each other class of security of the issuer?** [ ] Yes [X] No

20. **How could the exercise of rights held by the principal shareholders identified in Question 6 above affect the purchasers of the securities being offered.**

If the principal shareholders exercise their voting rights, then the minority shareholders will have no ability to override the principal shareholders' votes. As a minority shareholder in the company, you will have limited ability, if at all, to influence our policies or any other corporate matters.

21. **How are the securities being offered being valued? Include examples of methods for how such securities may be valued by the issuer in the future, including during subsequent corporate actions.**

The securities being offered have been arbitrarily valued.

22. **What are the risks to purchasers of the securities relating to minority ownership in the issuer?**

As a minority shareholder in our company, you will have limited ability, if at all, to influence our policies or any other corporate matters such as amendments to our articles of incorporation, the creation of securities that are senior to the common stock being offered, mergers, the sale of all or substantially all of our assets, the election of board members, the liquidation or dissolution of our company and all other major corporate events.

23. **What are the risks to purchasers associated with corporate actions including: additional issuances of securities, issuer repurchases of securities, a sale of the issuer or of assets of the issuer or transactions with related parties?**

The securities do not have anti-dilution rights, which means that corporate actions, including: additional issuances of securities, issuer repurchases of securities, a sale of the issuer or of assets, or transactions with related parties could dilute the ownership percentage that the investor may eventually have in the Company. Furthermore, if future issuances of securities are accomplished at a lower valuation than the valuation used for this offering (i.e., a down round), your valuation will remain the same as you have no price-based anti-dilution protection.

24. **Describe the terms of any indebtedness of the issuer.**

None.

25. **What other exempt offerings has the issuer conducted within the past three years?**

The Company has not raised capital for the last 36 months.

26.   **Was or is the issuer or any entities controlled by or under common control with the issuer a party to any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, where the amount involved exceeds five percent of the aggregate amount of capital raised by the issuer in reliance on Section 4(a)(6) of the Securities Act during the preceding 12-month period, including the amount the issuer seeks to raise in the current offering, in which any of the following persons had or is to have a direct or indirect material interest:**
           (1) any director or officer of the issuer;
           (2) any person who is, as of the most recent practicable date, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power;
           (3) if the issuer was incorporated or organized within the past three years, any promoter of the issuer; or
           (4) any immediate family member of any of the foregoing persons.
If yes, for each such transaction, disclose the following:

None.

FINANCIAL CONDITION OF THE ISSUER

27.   **Does the issuer have an operating history?** [X] Yes [ ] No

28.   **Describe the financial condition of the issuer, including, to the extent material, liquidity, capital resources and historical results of operations.**

Financial Information

Operations

Cypher Group Holdings, Inc. is a company organized under the laws of the State of Delaware on April 17, 2015. The Company is a Pennsylvania based entity. The Company is engaged in the development of tax audit software to streamline the audit process through new technologies and AI. This will allow the consumer to make fewer mistakes and streamline the auditing process of tax records. CypherTax is the only tax audit software that is considered a platform as a service, or PaaS.

Results of Operations

The Company's primary source of revenue is from sales of an auditing tax software platform. The Company accounts for revenue under the guidance of Accounting Standards Codification Topic 606, or ASC 606, Revenue from Contracts with Customers. The underlying principle of ASC 606 is to recognize revenue to depict the transfer of goods or services to customers at the amount expected to be collected. ASC 606 creates a five-step model that requires entities to exercise judgment when considering the terms of contract(s), which include (1) identifying the contract or agreement with a customer, (2) identifying our performance obligations in the contract or agreement, (3) determining the transaction price, (4) allocating the transaction price to the separate performance obligations, and (5) recognizing revenue as each performance obligation is satisfied. The Company recognizes revenue at the time all of its performance obligations are satisfied, which generally occurs when products are installed. Products are not installed until there is a written agreement with the customer with a specified payment arrangement. Title to the

Company's products primarily is transferred to the customer once the product is installed from the Company's technical team. Any discounts that are offered are recorded as a reduction of the invoiced amount at the time of billing. Any payments received before all of the relevant criteria for revenue recognition are satisfied are recorded as customer deposits. Sales is comprised of gross revenue less expected returns, trade discounts and customer allowances, which include costs associated with off-invoice mark downs and other price reductions. All of the Company's products are offered for sale as finished goods only, and there are no performance obligations required post-installation for customers to derive the expected value from them, and contracts with customers contain no incentives or discounts that could cause revenue to be allocated or adjusted over time.

The Company recognizes revenue as control of the promised goods or services is transferred to its customers, in an amount that reflects the consideration the Company expects to be entitled to in exchange for the promised goods or services. Control of the promised goods or services is transferred to its customers at either a point in time or over time, depending on the performance obligation. For the fiscal years ended on December 31, 2021 and 2022, our total revenue was $254,406 and 478,299, respectively. Our revenue increased by $223,893, or 88%, due to obtaining new licenses and continued scaling with existing clients. The total cost of goods sold for the fiscal years ended on December 31, 2021 and 2022 was $234,655 and $383,256, respectively. The increase in our cost of goods sold of $148,601, or 63%, was due to the increase in the size of our infrastructure. For the fiscal years ended on December 31, 2021 and 2022, our total gross revenue was $19,751 and $95,043. Similarly, such an increase in our gross revenue of $75,292, or 381%, was due to growth of customers and more efficient use and purchase of information technology infrastructure.

Our operating expenses increased by $48,130 in 2022, from an initial amount of $40,453 in 2021. In 2022, our total operating expenses were $88,583, or an increase of 119% from 2022. Our increases were primarily due to increases in professional fees, software and interest fees, and consulting fees.

Liquidity and Capital Resources

The Offering proceeds are essential to our operations. We intend to use the net proceeds of this offering on software engineering, artificial intelligence platform, marketing, and for other general corporate purposes, as we currently have approximately $50,692 in cash on hand which will be augmented by the Offering proceeds and used to execute our business strategy.

As of our 2022 financial statements, we had cash on hand at year end of $6,459, a decrease of $14,243 from 2021's ending cash on hand of 20,702. This decrease in available cash is primarily attributable to the timing of payments.

There is no guarantee that the Company has, or will have, any additional sources of capital other than the proceeds from the Offering.

Capital Expenditures and Other Obligations

The Company may make material capital expenditures as determined from time to time by the Board of Directors.

Material Changes and Other Information

None.

Trends and Uncertainties

After reviewing the above discussion of the steps we intend to take, potential investors should consider whether achievement of each step within the estimated time frame is realistic in their judgment. Potential investors should also assess the consequences to us of any delays in taking these steps and whether we will need additional financing to accomplish them.

The financial statements are an important part of this Form C and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit A.

29. **Include the financial information specified below covering the two most recently completed fiscal years or the period(s) since inception, if shorter:**

Attached as Exhibit A to this offering statement are the audited financial statements for the years ended December 31, 2022 and 2021.

30. **With respect to the issuer, any predecessor of the issuer, any affiliated issuer, any director, officer, general partner or managing member of the issuer, any beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated in the same form as described in Question 6 of this Question and Answer format, any promoter connected with the issuer in any capacity at the time of such sale, any person that has been or will be paid (directly or indirectly) remuneration for solicitation of purchasers in connection with such sale of securities, or any general partner, director, officer or managing member of any such solicitor, prior to May 16, 2016:**

(1) Has any such person been convicted, within 10 years (or five years, in the case of issuers, their predecessors and affiliated issuers) before the filing of this offering statement, of any felony or misdemeanor:

   (i) in connection with the purchase or sale of any security? [___] Yes [X] No

   (ii) involving the making of any false filing with the Commission? [___] Yes [X] No

   (iii) arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities? [___] Yes [X] No

If Yes to any of the above, explain:_____

(2) Is any such person subject to any order, judgment or decree of any court of competent jurisdiction, entered within five years before the filing of the information required by Section 4A(b) of the Securities Act that, at the time of filing of this offering statement, restrains or enjoins such person from engaging or continuing to engage in any conduct or practice:

   (i) in connection with the purchase or sale of any security? [___] Yes [X] No;

   (ii) involving the making of any false filing with the Commission? [___] Yes [X] No

   (iii) arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of

securities? [___] Yes [X] No

If Yes to any of the above, explain:_____

(3) Is any such person subject to a final order of a state securities commission (or an agency or officer of a state performing like functions); a state authority that supervises or examines banks, savings associations or credit unions; a state insurance commission (or an agency or officer of a state performing like functions); an appropriate federal banking agency; the U.S. Commodity Futures Trading Commission; or the National Credit Union Administration that:

    (i) at the time of the filing of this offering statement bars the person from:

        (A) association with an entity regulated by such commission, authority, agency or officer? [___] Yes [X] No

        (B) engaging in the business of securities, insurance or banking? [___] Yes [X] No

        (C) engaging in savings association or credit union activities? [___] Yes [X] No

    (ii) constitutes a final order based on a violation of any law or regulation that prohibits fraudulent, manipulative or deceptive conduct and for which the order was entered within the 10-year period ending on the date of the filing of this offering statement? [___] Yes [X] No

If Yes to any of the above, explain:_____

(4) Is any such person subject to an order of the Commission entered pursuant to Section 15(b) or 15B(c) of the Exchange Act or Section 203(e) or (f) of the Investment Advisers Act of 1940 that, at the time of the filing of this offering statement:

    (i) suspends or revokes such person's registration as a broker, dealer, municipal securities dealer, investment adviser or funding portal? [___] Yes [X] No

    (ii) places limitations on the activities, functions or operations of such person? [___] Yes [X] No

    (iii) bars such person from being associated with any entity or from participating in the offering of any penny stock? [___] Yes [X] No

If Yes to any of the above, explain:_____

(5) Is any such person subject to any order of the Commission entered within five years before the filing of this offering statement that, at the time of the filing of this offering statement, orders the person to cease and desist from committing or causing a violation or future violation of:

    (i) any scienter-based anti-fraud provision of the federal securities laws, including without limitation Section 17(a)

    (1) of the Securities Act, Section 10(b) of the Exchange Act, Section 15(c)(1) of the Exchange Act and Section 206(1) of the Investment Advisers Act of 1940 or any other rule or regulation thereunder? [___] Yes [X] No

    (ii) Section 5 of the Securities Act? [___] Yes [X] No

If Yes to either of the above, explain:_____

(6) Is any such person suspended or expelled from membership in, or suspended or barred from

association   with a member of, a registered national securities exchange or a registered national or affiliated securities association for any act or omission to act constituting conduct inconsistent with just and equitable principles of trade? [___] Yes [X] No

If Yes, explain:_____

(7) Has any such person filed (as a registrant or issuer), or was any such person or was any such person named as an underwriter in, any registration statement or Regulation A offering statement filed with the Commission that, within five years before the filing of this offering statement, was the subject of a refusal order, stop order, or order suspending the Regulation A exemption, or is any such person, at the time of such filing, the subject of an investigation or proceeding to determine whether a stop order or suspension order should be issued? [___] Yes [X] No

If Yes, explain:_____

(8) Is any such person subject to a United States Postal Service false representation order entered within five years before the filing of the information required by Section 4A(b) of the Securities Act, or is any such person, at the time of filing of this offering statement, subject to a temporary restraining order or preliminary injunction with respect to conduct alleged by the United States Postal Service to constitute a scheme or device for obtaining money or property through the mail by means of false representations? [___] Yes [X] No

If Yes, explain:_____

If you would have answered "Yes" to any of these questions had the conviction, order, judgment, decree, suspension, expulsion or bar occurred or been issued after May 16, 2016, then you are NOT eligible to rely on this exemption under Section 4(a)(6) of the Securities Act.

OTHER MATERIAL INFORMATION

31. **In addition to the information expressly required to be included in this Form, include:**

    (1) any other material information presented to investors; and
    (2) such further material information, if any, as may be necessary to make the required statements, in the light of the circumstances under which they are made, not misleading.

Please see the exhibits to this offering statement, all of which have been made available to the offerees in connection with this offering.

ONGOING REPORTING

We will file a report electronically with the SEC annually and post the report on its website, no later than April 30, 2024 (120) days after the end of each fiscal year covered by the report). Once posted, the annual report may be found on our website at www.cyphertax.com. We must continue to comply with the ongoing reporting requirements until (1) we are required to file reports under Section 13(a) or Section 15(d) of the Exchange Act; (2) we have filed at least one annual report pursuant to Regulation Crowdfunding and have fewer than 300 holders of record and has total assets that do not exceed $25,000,000; (3) we have filed at least three annual reports pursuant to Regulation Crowdfunding; (4) we or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or (5) we liquidate or dissolve our business in accordance with state law.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

The issuer also certifies that the attached audited financial statements are true and complete in all material respects.

/s/ Scott Taitleman	
(Signature)	
Scott Taitleman	
(Name)	
Chief Executive Officer	
(Title)	

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

/s/ Scott Taitleman	
(Signature)	
Scott Taitleman	
(Name)	
Chief Executive Officer	
(Title)	
September 8, 2023	
(Date)	

I, Scott Taitleman, being the Chief Executive Officer of Cypher Group Holdings, Inc., a Delaware corporation (the "Company"), hereby certifies as of this date that:

(i)   the accompanying audited financial statements of the Company, which comprise the balance sheet as of December 31, 2022 and 2021 and the related statements of income (deficit), stockholder's equity and cash flows for the period from the Company's inception to December 31, 2022, and the related notes to said financial statements (collectively, the "Financial Statement"), are true and complete in all material respects; and

/s/ Scott Taitleman
(Signature)

Scott Taitleman
(Name)

Chief Executive Officer
(Title)

September 8, 2023
(Date)

EXHIBITS

Exhibit A   Audited Financial Statements
Exhibit B   Subscription Agreement

EXHIBIT A
Audited Financial Statements



WILEY FINANCIAL

Cypher Group Holdings, Inc.

Index to Financial Statements



Wiley Financial Services Inc.

Independent Auditor's Report

To the Board of Directors and Stockholders of
Cypher Group Holdings, Inc.
DBA: CypherTax

Opinion on the Financial Statements

We have audited the accompanying financial statements of Cypher Group Holdings, Inc. (the "company"), which comprise the Balance Sheets as of December 31, 2021 and 2022, and the related Statements of Operations, and Changes in Stockholders' Equity and Cash Flows for the years then ended, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

Our responsibility is to express an opinion on the financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement. The Company is not required to have, nor were we engaged to perform an audit of the Company's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Cypher Group Holdings, Inc. as of December 31, 2021 and 2022, and the results of their operations and changes in equity and their cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

Wiley Financial Services

L Wiley

Oceanside CA
August 15, 2022



Cypher Group
Holdings, Inc.
BALANCE SHEETS
As of DECEMBER 31, 2021 AND 2022

		2021			2022
ASSETS					
CURRENT ASSETS					
Cash and Cash Equivalents	$	3,446.00			9,905.00
TOTAL ASSETS		**3,446.00**			**9,905.00**
LIABILITIES AND STOCKHOLDERS' EQUITY					
CURRENT LIABILITIES	$	**21,837.00**			**21,837.00**
Accounts Payable		6,837.00			6,837.00
Shareholder Loans - Bosch		15,000.00			15,000
LONG TERM DEBT	$	**676,128.00**			**676,128.00**
Deferred Compensation to Shareholders (Bosch & Taitleman)					
EQUITY					
Capital Stock		(411,586.00)			(411,586.00)
Retained Earnings		(282,933.00)			(276,474.00)
TOTAL CURRENT LIABILITIES & EQUITY	$	**3,446.00**			**9,905.00**



See accompanying notes to financial statements F-4

Cypher Group Holdings, Inc.
STATEMENTS OF OPERATION
FOR YEARS ENDED DECEMBER 31, 2021 AND 2022

OPERATING INCOME		**2021**	**2022**
REVENUE	$	**254,406.00**	**478,299.00**
COST OF GOODS SOLD		**234,655.00**	**383,256.00**
GROSS REVENUE		**19,751.00**	**95,043.00**
OPERATING EXPENSES	$		
Bank Charges		**326.00**	**890.00**
Payroll		**0.00**	**0.00**
Rent		**6,941.00**	
Shipping		**83.00**	**92.00**
Software & Internet		**20,430.00**	**29,821.00**
Consulting		**0.00**	**36,000.00**
License & Permits		**352.00**	**470.00**
Office Expense		**3,886.00**	**7,800.00**
Insurance		**1,179.00**	**1,264.00**
Professional Fees		**1,330.00**	**4,405.00**
Travel & Entertainment		**2,516.00**	**2,505.00**
Advertising		**0.00**	**642.00**
Administrative		**3410.00**	**4,694.00**
OPERATING INCOME	$	**40,453.00**	**88,584.00**
OTHER INCOME BEFORE TAXES		**0.00**	**0.00**
TAXES	$	**0.00**	**0.00**
NET INCOME	$	**(20,702.00)**	**6,459.00**



Cypher Group Holdings, Inc.
STATEMENTS OF CHANGES IN STOCKHOLDERS' Equity
FOR YEARS ENDED DECEMBER 31, 2021 AND 2022

		2021	2022	
Balance, Beginning of Year	$	(411,586.00)	(411,586.00)	
Net Loss / Profit		(20,702.00)	6,459.00	
Stockholders' Contribution		676,128.00	676,128.00	
Balance, End of Year	$	243,840.00	271,001.00	

See accompanying notes to financial statements

F-6

Net Cash Flows From Financing Activities					
		2021		2022	
Cash and Cash Equivalents at Beginning of Period		3,445.00		9,905.00	
Net Decrease In Cash		(24,094.00)		(3,446.00)	
Cash at End of Period		<u>(20,702.00)</u>		<u>6,459.00</u>	

F-7

Cphyper Group Holding, Inc.
Notes to Financial Statements
December 31, 2022

With Summarized Financial Information for the Year Ended 2022

Note 1 – Nature of Operations and Summary of Significant Accounting Policies

<u>A – Nature of Operations</u>

Cypher Group Holdings, Inc. (the "Company") is a company organized under the laws of the State of Delaware on April 17, 2015. The Company is a Pennsylvania based entity. The Company is engaged, in tax audit software to streamline the audit process through new technologies and AI. This will allow the consumer to make fewer mistakes and streamline the auditing process of tax records. CypherTax is the only tax audit software that is considered a platform as a service (PaaS).

<u>B – Basis of Presentation</u>

The financial statements have been prepared in accordance with accounting principles generally accepted in the United States ("GAAP"). The financial statements include the operations, assets, and liabilities of the Company. In the opinion of the Company's management, the accompanying financial statements contain all adjustments, consisting of normal recurring accruals, necessary to fairly present the accompanying financial statements.



C – Use of Estimates

The preparation of financial statements in conformity with Generally Accepted Accounting Principles (GAAP) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of financial statements and the reported amounts of revenues, expenses, gains, losses, and other changes in net assets during the reporting period. Actual results could differ from those estimates. Significant estimates inherent in the preparation of these financial statements include, but are not limited to, useful life of fixed assets, and the potential impacts arising from the novel coronavirus (COVID-19).

D – Cash and Cash Equivalents

Cash and cash equivalents are recorded at cost, which approximates fair value. As of December 31, 2021, and 2022, cash consists primarily of checking (operating account). The cash balances as of December 31, 2021, and 2022 are $3,455.63 and $9,904.65

E – Concentration of Credit Risk

The Company maintains its cash accounts at commercial banks with Bank of America. The Federal Deposit Insurance Corporation ("FDIC") insures $250,000 for substantially all depository accounts. The Company has not experienced any losses on uninsured cash balances and management considers risk on cash balances to be low.

F – Other Current Assets

Only asset is cash and cash equivalents

Cypher Group Holdings, Inc.
Notes to Financial Statements
December 31, 2022
With Summarized Financial Information for the Year Ended 2022

G – Property and Equipment

Property and equipment are stated at cost less accumulated depreciation. Depreciation is charged as an expense using the straight line balance method over the estimated useful life of each asset. The Company generally capitalizes assets with an original cost over $5000. Section 179 has been the tax treatment for any assets over $5000. Therefore is not recognized on the Income Statements.

H – Income Taxes

The Company is subject to tax filing requirements as a C-Corporation in the federal jurisdiction of the United States. As such, net income and certain other tax attributes are reported by the Company itself. The Company's federal income tax filings for 2021 and 2022 will remain subject to review by the US Internal Revenue Service until 2024 and 2025, respectively.

I – Fair Value Measurements

Fair value accounting is applied for all assets and liabilities and nonfinancial assets and liabilities that are recognized or disclosed at fair value in the financial statements on a recurring basis. Fair value is defined as the exchange price that would be received for an asset or an exit price that would be paid to transfer a liability in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. The Company follows the established framework for measuring fair value and expands disclosures about fair value measurements.

Cypher Group Holding, Inc.
Notes to Financial Statements
December 31, 2022
With Summarized Financial Information for the Year Ended 2022

J – Revenue Recognition

The Company's primary source of revenue is from sales of an auditing tax software platform The Company accounts for revenue under the guidance of Accounting Standards Codification Topic 606 ("ASC 606"), Revenue from Contracts with Customers. The underlying principle of ASC 606 is to recognize revenue to depict the transfer of goods or services to customers at the amount expected to be collected. ASC 606 creates a five-step model that requires entities to exercise judgment when considering the terms of contract(s), which include (1) identifying the contract or agreement with a customer, (2) identifying our performance obligations in the contract or agreement, (3) determining the transaction price, (4) allocating the transaction price to the separate performance obligations, and (5) recognizing revenue as each performance obligation is satisfied. The Company recognizes revenue at the time all of its performance obligations are satisfied, which generally occurs when products are installed. Products are not installed until there is a written agreement with the customer with a specified payment arrangement. Title to the Company's products primarily is transferred to the customer once the product is installed from the Company's technical team. Any discounts that are offered are recorded as a reduction of the invoiced amount at the time of billing. Any payments received before all of the relevant criteria for revenue recognition are satisfied are recorded as customer deposits. Sales is comprised of gross revenue less expected returns, trade discounts and customer allowances, which include costs associated with off-invoice mark downs and other price reductions. All of the Company's products are offered for sale as finished goods only, and there are no performance obligations required post-installation for customers to derive the expected value from them, and contracts with customers contain no incentives or discounts that could cause revenue to be allocated or adjusted over time.

The Company recognizes revenue as control of the promised goods or services is transferred to its customers, in an amount that reflects the consideration the Company expects to be entitled to in exchange for the promised goods or services. Control of the promised goods or services is transferred to its customers at either a point in time or over time, depending on the performance obligation.

K – Subsequent Events

The Company has evaluated subsequent events and transactions for potential recognition and disclosure in the financial statements through December 31, 2022, the date that the financial statements were available to be issued. There were no subsequent events other than COVID.

The COVID-19 outbreak in the United States has caused business disruption through mandated and voluntary closings. The COVID-19 outbreak is also disrupting supply chains and affecting the production and sales across a range of industries. While the disruption is currently expected to be temporary, there is considerable uncertainty around the duration of the closings. Therefore, the Company expects this matter to negatively impact its operating results. The extent of the impact of COVID-19 on the Company's operational and financial performance will depend on certain developments, including the duration and spread of the outbreak, impact on the Company's customers, employees and vendors all of which are uncertain and cannot be predicted. At this point, the extent to which COVID-19 may impact the financial condition of the Company or results of operations is uncertain.



L – Loss Contingencies

Loss contingencies, including claims and legal actions arising in the ordinary course of business, are recorded as liabilities when the likelihood of loss is probable, and an amount or range of loss can be reasonably estimated. Management does not believe there are such matters that will have a material effect on the financial statements. Note stockholders loans are not included below.

F-10

Note 3 – Current Liabilities

The current liabilities as of December 31, 2021 and 2022 are composed of the following:

		2021		2020
Accounts Payable	$	6,837.00	$	**6,837.00**
Total Current Liabilities	$	6,837.00	$	**6,837.00**

EXHIBIT B
Subscription Agreement

CYPHER GROUP HOLDINGS, INC.

SUBSCRIPTION AGREEMENT

THE SECURITIES (AS DEFINED BELOW) ARE BEING OFFERED PURSUANT TO SECTION 4(A)(6) AND REGULATION CROWDFUNDING OF THE SECURITIES ACT OF 1933, AS AMENDED (THE "**SECURITIES ACT**") AND HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE OR ANY OTHER JURISDICTION. NO FEDERAL OR STATE SECURITIES ADMINISTRATOR HAS REVIEWED OR PASSED ON THE ACCURACY OR ADEQUACY OF THE OFFERING MATERIALS FOR THESE SECURITIES. THERE ARE SIGNIFICANT RESTRICTIONS ON THE TRANSFERABILITY OF THE SECURITIES DESCRIBED HEREIN AND NO RESALE MARKET MAY BE AVAILABLE AFTER RESTRICTIONS EXPIRE. THE PURCHASE OF THESE SECURITIES INVOLVES A HIGH DEGREE OF RISK AND SHOULD BE CONSIDERED ONLY BY PERSONS WHO CAN BEAR THE RISK OF THE LOSS OF THEIR ENTIRE INVESTMENT WITHOUT A CHANGE IN THEIR LIFESTYLE.

The Board of Directors of
CYPHER GROUP HOLDINGS, INC.
610 York Road, Suite 210
Jenkintown, PA 19046

Ladies and Gentlemen:

1. Background. The undersigned understands that Cypher Group Holdings, Inc., a Delaware corporation (the "**Company**"), is conducting an offering (the "**Offering**") under Section 4(a)(6) of the Securities Act of 1933, as amended (the "**Securities Act**"), and Regulation Crowdfunding promulgated thereunder. This Offering is made pursuant to the Form C, dated September 8, 2023, as the same may be amended from time to time, filed by the Company with the Securities and Exchange Commission (the "**Form C**") and the Offering Statement, which is included therein (the "**Offering Statement**"). The Company is offering to both accredited and non-accredited investors up to 13,513,513 shares of its common stock, $0.0001 par value (each a "**Share**" and, collectively, the "**Shares**" or the "**Securities**") at a price of $0.37 per Share (the "**Purchase Price**"). The minimum amount or target amount to be raised in the Offering is $19,999.98 (the "**Target Offering Amount**") and the maximum amount to be raised in the offering is $4,999,999.81 (the "**Maximum Offering Amount**"). If the Offering is oversubscribed beyond the Maximum Offering Amount, the Company will sell Shares on a basis to be determined by the Company's management. The Company is offering the Shares to prospective investors through the EquiFund Crowd Funding Portal, Inc. online platform, located at http://www.equifund.com/. (the "**Portal**"). The Portal is registered with the Securities and Exchange Commission (the "**SEC**"), as a funding portal and is a funding portal member of the Financial Industry Regulatory Authority. The Company will pay the Portal a cash commission equal to 7% of the aggregate amount raised in the Offering and will also issue to the Portal Shares a number of Shares that is equal to 7% of the total number of Shares sold in the Offering. Investors should carefully review the Form C and the accompanying Offering Statement, which are available on the website of the Portal at http://www.equifund.com/.

2. Subscription. Subject to the terms of this Subscription Agreement (this "**Agreement**") and the Form C and related Offering Statement, the undersigned hereby subscribes to purchase the number of Shares equal to the quotient of the undersigned's subscription amount as indicated through the Portal's platform divided by the Purchase Price, and shall pay the aggregate Purchase Price in the manner specified in the Form C and Offering Statement and as per the directions of the Portal through the Portal's website. Such subscription shall be deemed to be accepted by the Company only when this Agreement is countersigned on the Company's behalf. No investor may subscribe for Shares in the Offering after the Offering campaign deadline as specified in the Offering Statement and on the Portal's website (the "**Offering Deadline**").

3. Closing.

(a) Closing. Subject to the satisfaction of the conditions set forth in Section 3(b) below, the closing of the sale and purchase of the Shares pursuant to this Agreement (the "**Closing**") shall take place through the Portal at such times as the Company may designate by notice to the undersigned, and the Company may conduct one or more Closings on or before the Offering Deadline.

(b) Closing Conditions. The Closing is conditioned upon satisfaction of all the following conditions:

(i) prior to the Offering Deadline, the Company shall have received aggregate subscriptions for Shares in an aggregate investment amount of at least the Target Offering Amount;

(ii) at the time of the Closing, the Company shall have received and shall intend to accept at the Closing, subscriptions for Shares having an aggregate investment amount of at least the Target Offering Amount, and the Purchase Price for such Shares shall have been deposited, in cleared funds, into the escrow account established with the Portal and the escrow agent; and

(iii) the representations and warranties of the Company contained in Section 7 hereof and of the undersigned contained in Section 5 hereof shall be true and correct as of the Closing in all respects with the same effect as though such representations and warranties had been made as of the Closing.

4. Termination of the Offering; Other Offerings. The undersigned understands that the Company may terminate the Offering at any time. The undersigned further understands that during and following termination of the Offering, the Company may undertake offerings of other securities, which may or may not be on terms more favorable to an investor than the terms of this Offering.

5. Representations. The undersigned represents and warrants to the Company and the Company's agents as follows:

(a) The undersigned understands and accepts that the purchase of the Shares involves various risks, including the risks outlined in the Form C and the accompanying Offering Statement, and in this Agreement. The undersigned can bear the economic risk of this investment and can afford a complete loss thereof; the undersigned has sufficient liquid assets to pay the full Purchase Price for the Shares; and the undersigned has adequate means of providing for the undersigned's current needs and possible contingencies and has no present need for liquidity of the undersigned's investment in the Company.

(b) The undersigned acknowledges that at no time has the undersigned been expressly or implicitly represented, guaranteed or warranted to the undersigned by the Company or any other person that a percentage of profit and/or amount or type of gain or other consideration will be realized because of the purchase of the Shares.

(c) Including the amount set forth on the signature page hereto, in the past 12-month period the undersigned has not exceeded the investment limit as set forth in Rule 100(a)(2) of Regulation Crowdfunding.

(d) The undersigned has received and reviewed a copy of the Form C and accompanying Offering Statement. With respect to information provided by the Company, the undersigned

has relied solely on the information contained in the Form C and accompanying Offering Statement to make the decision to purchase the Shares.

(e)   The undersigned confirms that the undersigned is not relying and will not rely on any communication (written or oral) of the Company, the Portal, or any of their respective affiliates, as investment advice or as a recommendation to purchase the Shares. The undersigned is understood that information and explanations related to the terms and conditions of the Shares provided in the Form C and accompanying Offering Statement or otherwise by the Company, the Portal or any of their respective affiliates shall not be considered investment advice or a recommendation to purchase the Shares, and that neither the Company, the Portal nor any of their respective affiliates is acting or has acted as an advisor to the undersigned in deciding to invest in the Shares. The undersigned acknowledges that neither the Company, the Portal nor any of their respective affiliates have made any representation regarding the proper characterization of the Shares for purposes of determining the undersigned's authority or suitability to invest in the Shares.

(f)   The undersigned is familiar with the business and financial condition and operations of the Company, all as generally described in the Form C and accompanying Offering Statement. The undersigned has had access to such information concerning the Company and the Shares as the undersigned deems necessary to enable the undersigned to make an informed investment decision concerning the purchase of the Shares.

(g)   The undersigned understands that, unless the undersigned notifies the Company in writing to the contrary at or before the Closing, each of the undersigned's representations and warranties contained in this Agreement will be deemed to have been reaffirmed and confirmed as of the Closing, taking into account all information received by the undersigned.

(h)   The undersigned acknowledges that the Company has the right in its sole and absolute discretion to abandon the Offering at any time prior to the completion of the Offering. This Agreement shall thereafter have no force or effect and the Company shall return any previously paid subscription price of the Shares, without interest thereon, to the undersigned.

(i)   The undersigned understands that no federal or state agency has passed upon the merits or risks of an investment in the Shares or made any finding or determination concerning the fairness or advisability of this investment.

(j)   The undersigned has up to 48 hours before the Offering Deadline to cancel the undersigned's purchase of Shares and receive a full refund of the Purchase Price.

(k)   The undersigned confirms that the Company has not (i) given any guarantee or representation as to the potential success, return, effect or benefit (either legal, regulatory, tax, financial, accounting or otherwise) of an investment in the Shares or (ii) made any representation to the undersigned regarding the legality of an investment in the Shares under applicable legal investment or similar laws or regulations. In deciding to purchase the Shares, the undersigned is not relying on the advice or recommendations of the Company and the undersigned has made the undersigned own independent decision, alone or in consultation with the undersigned investment advisors, that the investment in the Shares is suitable and appropriate for the undersigned.

(l)   The undersigned has such knowledge, skill and experience in business, financial and investment matters that the undersigned is capable of evaluating the merits and risks of an investment in the Shares. With the assistance of the undersigned's own professional advisors, to the extent that the undersigned has deemed appropriate, the undersigned has made the undersigned's own legal, tax,

accounting and financial evaluation of the merits and risks of an investment in the Shares and the consequences of this Agreement. The undersigned has considered the suitability of the Shares as an investment in light of the undersigned's own circumstances and financial condition and the undersigned is able to bear the risks associated with an investment in the Shares and the undersigned authority to invest in the Shares.

(m) The undersigned is acquiring the Shares solely for the undersigned's own beneficial account, for investment purposes, and not with a view to, or for resale in connection with, any distribution of the Shares. The undersigned understands that the Shares have not been registered under the Securities Act or any state securities laws by reason of specific exemptions under the provisions thereof which depend in part upon the investment intent of the undersigned and the other representations made by the undersigned in this Agreement. The undersigned understands that the Company is relying upon the representations and agreements contained in this Agreement (and any supplemental information provided by the undersigned to the Company or the Portal) for the purpose of determining whether this transaction meets the requirements for such exemptions.

(n) The undersigned understands that the Shares are restricted from transfer for a period of time under applicable federal securities laws and that the Securities Act and the rules of the SEC provide in substance that the undersigned may dispose of the Shares only pursuant to an effective registration statement under the Securities Act or an exemption therefrom or as further described in Section 227.501 of Regulation Crowdfunding, after which certain state restrictions may apply. The undersigned understands that the Company has no obligation or intention to register any of the Shares, or to take action so as to permit sales pursuant to the Securities Act. Even if and when the Shares become freely transferable, a secondary market in the Shares may not develop. Consequently, the undersigned understands that the undersigned must bear the economic risks of the investment in the Shares for an indefinite period of time.

(o) The undersigned agrees that the undersigned will not sell, assign, pledge, give, transfer or otherwise dispose of the Shares or any interest therein or make any offer or attempt to do any of the foregoing, except pursuant to Section 227.501 of Regulation Crowdfunding.

(p) If the undersigned is not a United States person (as defined by Section 7701(a)(30) of the Internal Revenue Code of 1986, as amended), the undersigned hereby represents and warrants to the Company that the undersigned has satisfied itself as to the full observance of the laws of the undersigned's jurisdiction in connection with any invitation to subscribe for the Shares or any use of this Agreement, including (i) the legal requirements within the undersigned's jurisdiction for the purchase of the Shares, (ii) any foreign exchange restrictions applicable to such purchase, (iii) any governmental or other consents that may need to be obtained, and (iv) the income tax and other tax consequences, if any, that may be relevant to the purchase, holding, redemption, sale, or transfer of the Shares. The undersigned's subscription and payment for and continued beneficial ownership of the Shares will not violate any applicable securities or other laws of the undersigned's jurisdiction.

6. HIGH RISK INVESTMENT. **THE UNDERSIGNED UNDERSTANDS THAT AN INVESTMENT IN THE SHARES INVOLVES A HIGH DEGREE OF RISK**. The undersigned acknowledges that (a) any projections, forecasts or estimates as may have been provided to the undersigned are purely speculative and cannot be relied upon to indicate actual results that may be obtained through this investment; any such projections, forecasts and estimates are based upon assumptions which are subject to change and which are beyond the control of the Company or its management; (b) the tax effects which may be expected by this investment are not susceptible to absolute prediction, and new developments and rules of the Internal Revenue Service (the "**IRS**"), audit adjustment, court decisions or legislative changes may have an adverse effect on one or more of the tax consequences of this investment; and (c) the undersigned

has been advised to consult with the undersigned's own advisors regarding legal matters and tax consequences involving this investment.

7. <u>Company Representations</u>. The undersigned understands that upon issuance to the undersigned of any Shares, the Company will be deemed to have made the following representations and warranties to the undersigned as of the date of such issuance:

(a) <u>Corporate Power</u>. The Company has been duly incorporated as a corporation under the laws of the State of Delaware and, has all requisite legal and corporate power and authority to conduct its business as currently being conducted and to issue and sell the Shares to the undersigned pursuant to this Agreement.

(b) <u>Enforceability</u>. This Agreement, when executed and delivered by the Company, shall constitute a valid and legally binding obligation of the Company, enforceable against the Company in accordance with its terms except (a) as limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance, or other laws of general application relating to or affecting the enforcement of creditors' rights generally, or (b) as limited by laws relating to the availability of specific performance, injunctive relief, or other equitable remedies.

(c) <u>Valid Issuance</u>. The Shares, when issued, sold and delivered in accordance with the terms and for the consideration set forth in this Agreement and the Form C, will be validly issued, fully paid and nonassessable and free of restrictions on transfer other than restrictions on transfer arising under this Agreement, the Articles of Incorporation and Bylaws of the Company, as amended, or under applicable state and federal securities laws and liens or encumbrances created by or imposed by a subscriber.

8. <u>No Conflict.</u> The execution, delivery and performance of and compliance with this Agreement and the issuance of the Shares will not result in any violation of, or conflict with, or constitute a default under, the Company's Articles of Incorporation and Bylaws, as amended, and will not result in any violation of, or conflict with, or constitute a default under, any agreements to which the Company is a party or by which it is bound, or any statute, rule or regulation, or any decree of any court or governmental agency or body having jurisdiction over the Company, except for such violations, conflicts, or defaults which would not, individually or in the aggregate, have a material adverse effect on the business, assets, properties, financial condition or results of operations of the Company.

9. <u>Indemnification</u>. The undersigned agrees to indemnify and hold harmless the Company and its directors, officers and agents (including legal counsel) from any and all damages, losses, costs and expenses (including reasonable attorneys' fees) that they, or any of them, may incur by reason of the undersigned's failure, or alleged failure, to fulfill any of the terms and conditions of this subscription or by reason of the undersigned's breach of any of the undersigned's representations and warranties contained herein.

10. <u>Market Stand-Off</u>. If so requested by the Company or any representative of the underwriters (the "**Managing Underwriter**") in connection with any underwritten or Regulation A+ offering of securities of the Company under the Securities Act, the undersigned (including any successor or assign) shall not sell or otherwise transfer any Shares or other securities of the Company during the 30-day period preceding and the 270-day period following the effective date of a registration or offering statement of the Company filed under the Securities Act for such public offering or Regulation A+ offering or underwriting (or such shorter period as may be requested by the Managing Underwriter and agreed to by the Company) (the "**Market Standoff Period**"). The Company may impose stop-transfer instructions with respect to securities subject to the foregoing restrictions until the end of such Market Standoff Period. For consideration received and acknowledged, the undersigned, in its capacity as a securityholder of the

Company, hereby appoints the Company's President and Chief Executive Officer, to act as its true and lawful attorney with full power and authority on its behalf to execute and deliver all documents and instruments and take all other actions necessary in connection with the Company's issuance of its Common Stock pursuant to any lock-up agreement required to be executed pursuant to an underwriting agreement in connection with any initial public offering of the Company. Such appointment is irrevocable and coupled with an interest and shall be for the limited purposes set forth above.

11. <u>Obligations Irrevocable</u>. Following the Closing, the obligations of the undersigned shall be irrevocable.

12. <u>Legend</u>. The certificates, book entry or other form of notation representing the Shares sold pursuant to this Subscription Agreement will be notated with a legend or designation, which communicates in some manner that the Shares were issued pursuant to Section 4(a)(6) of the Securities Act and may only be resold pursuant to Rule 501 of Regulation CF.

13. <u>Notices</u>. All notices or other communications given or made hereunder shall be in writing and shall be mailed, by registered or certified mail, return receipt requested, postage prepaid or otherwise actually delivered, to the undersigned's address provided to the Portal or to the Company at the address set forth at the beginning of this Agreement, or such other place as the undersigned or the Company may from time to time designate in writing.

14. <u>Governing Law</u>. Notwithstanding the place where this Agreement may be executed by any of the parties hereto, the parties expressly agree that all the terms and provisions hereof shall be construed in accordance with and governed by the laws of the State of Delaware without regard to the principles of conflicts of laws.

15. <u>Submission to Jurisdiction</u>. With respect to any suit, action or proceeding relating to any offers, purchases or sales of the Shares by the undersigned ("**Proceedings**"), the undersigned irrevocably submits to the jurisdiction of the federal or state courts located at the location of the Company's principal place of business, which submission shall be exclusive unless none of such courts has lawful jurisdiction over such Proceedings.

16. <u>Entire Agreement</u>. This Agreement constitutes the entire agreement between the parties hereto with respect to the subject matter hereof and may be amended only by a writing executed by all parties.

17. <u>Waiver, Amendment</u>. Neither this Subscription Agreement nor any provisions hereof shall be modified, changed, discharged or terminated except by an instrument in writing, signed by the party against whom any waiver, change, discharge or termination is sought.

18. <u>Waiver of Jury Trial</u>. THE UNDERSIGNED IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY WITH RESPECT TO ANY LEGAL PROCEEDING ARISING OUT OF THE TRANSACTIONS CONTEMPLATED BY THIS SUBSCRIPTION AGREEMENT.

19. <u>Invalidity of Specific Provisions</u>. If any provision of this Agreement is held to be illegal, invalid, or unenforceable under the present or future laws effective during the term of this Agreement, such provision shall be fully severable; this Agreement shall be construed and enforced as if such illegal, invalid, or unenforceable provision had never comprised a part of this Agreement, and the remaining provisions of this Agreement shall remain in full force and effect and shall not be affected by the illegal, invalid, or unenforceable provision or by its severance from this Agreement.

20.   Titles and Subtitles. The titles of the sections and subsections of this Agreement are for convenience of reference only and are not to be considered in construing this Agreement.

21.   Counterparts. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

22.   Electronic Execution and Delivery. A digital reproduction, portable document format ("\.pdf") or other reproduction of this Agreement may be executed by one or more parties hereto and delivered by such party by electronic signature (including signature via DocuSign or similar services), electronic mail or any similar electronic transmission device pursuant to which the signature of or on behalf of such party can be seen. Such execution and delivery shall be considered valid, binding and effective for all purposes.

23.   Binding Effect. The provisions of this Subscription Agreement shall be binding upon and accrue to the benefit of the parties hereto and their respective heirs, legal representatives, successors and assigns.

24.   Survival. All representations, warranties and covenants contained in this Subscription Agreement shall survive (i) the acceptance by the Company of the subscription for Shares, (ii) changes in the transactions, documents and instruments described in the Form C which are not material or which are to the benefit of the undersigned and (iii) if the undersigned is an individual, the death or disability of the undersigned.

25.   Notification of Changes. The undersigned hereby covenants and agrees to notify the Company upon the occurrence of any event prior to the closing of the purchase of the Shares pursuant to this Subscription Agreement, which would cause any representation, warranty, or covenant of the undersigned contained in this Subscription Agreement to be false or incorrect.

[End of Page]

IN WITNESS WHEREOF, the parties have executed this Agreement as of _____, 2023.


COMPANY:

CYPHER GROUP HOLDINGS, INC.

By:_____

Name: <u>Scott Taitleman</u>_____

Title: <u>Chief Executive Officer</u>_____

SUBSCRIBER (if an individual):

By:_____

Name:_____

PURCHASER (if an entity):

By:_____

Name:_____

Title:_____


Please indicate below whether or not the Subscriber is an "accredited investor" as that term is defined in Regulation D promulgated by the Securities and Exchange Commission under the Securities Act by checking the appropriate box below:

[   ] Yes, the Subscriber is an Accredited Investor

[   ] No, the Subscriber is not an Accredited Investor